UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of

the Securities Exchange Act of 1934

ARC CORPORATE REALTY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	22-3247622
(State of Organization)	(I.R.S. Employer Identification Number)

1401 Broad Street Clifton, New Jersey	07013
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (973) 249-1000

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock

(Title of Class)

ITEM 1.	BUSINESS

Cautionary Statements Concerning Forward-Looking Statements

Certain information included or incorporated by reference in this Registration Statement on Form 10 may contain forward-looking statements within the meaning of Section 27A of the Securities Act, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” or the negative of these words or other similar words or terms. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in economic conditions generally and the real estate market specifically, adverse developments with respect to our tenants, legislative/regulatory changes including changes to laws governing the taxation of REITs, availability of debt and equity capital, interest rates, competition, supply and demand for properties in our current and proposed market areas and policies and guidelines applicable to REITs. These risks and uncertainties should be considered in evaluating any forward-looking statements contained in this Registration Statement on Form 10.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Registration Statement on Form 10 may not occur and our actual results could differ materially from those anticipated or implied in the forward-looking statements.

General

ARC Corporate Realty Trust®, Inc., a Maryland corporation (“ACRT”), was formed in June 1993 and qualifies to be taxed as a real estate investment trust (“REIT”) under federal tax laws. ACRT is managed by its advisor, ARC Capital Advisors, L.P., an affiliate of Mr. Ambrosi, ACRT’s Chairman, President and a director. The advisor performs services for ACRT pursuant to the terms of an advisory agreement. Such services include serving as ACRT’s investment and financial advisor and providing consultation, analysis and supervision of ACRT’s activities in acquiring, financing, managing and disposing of properties. The advisor also performs and supervises the various administrative duties of ACRT, such as maintaining its books and records.

ACRT’s principal business is the acquisition of credit lease properties throughout the United States. Credit lease properties are general purpose retail, office and industrial properties which are each leased to one or more creditworthy tenants under a long term lease. The leases require tenants to pay most or all of the operating costs of the property, including, but not limited to, real estate taxes and insurance, and generally provide for periodic fixed increases in base rent or additional rent based on some index tied to inflation or a percentage of tenant sales.

Each investment is secured by both the direct corporate obligation of the creditworthy tenant as well as the underlying value of the real estate.

Acquisitions are carefully selected and are diversified with respect to property type, tenant, industry segment and geographic location. Lease expirations and debt maturities have been strategically staggered.

ACRT pursues three primary acquisition strategies:

(1)	acquiring properties subject to existing leases;

(2)	cooperating with creditworthy companies or developers on build-to-suit transactions; and

(3)	structuring purchase-leaseback transactions with creditworthy companies.

Acquisitions are made directly or through investments in joint ventures, partnerships or other real estate companies. ACRT may also lend money or structure a transaction in a way that will be treated legally as a loan by ACRT and be secured by the underlying value of the real estate.

ACRT acquires property on an all-cash basis, by borrowing a portion of the purchase price through non-recourse, long-term fixed rate financing or by drawing upon ACRT’s secured credit facility. Long-term fixed rate financing will generally approximate 65% of the purchase price. ACRT believes that leverage will enhance shareholder returns and is appropriate for credit lease properties because the income has historically been reliable and predictable. Aggregate borrowings may not exceed 75% of the value of all properties, as determined by ACRT, unless such excess is approved by a majority of the Independent Directors.

ACRT intends to hold its properties for an extended time (generally, at least five years), but may sell earlier if ACRT concludes that it would be advantageous to ACRT and the shareholders to do so.

Properties

As of December 31, 2003, ACRT owned interests in 17 credit lease properties located within, or in a suburb of, the following markets: Atlanta, Georgia; Charlotte, North Carolina; Memphis, Tennessee; New York City, New York; Rochelle Park, New Jersey; Paramus, New Jersey; Philadelphia, Pennsylvania; Fort Washington, Pennsylvania; Levittown, Pennsylvania; Kansas City, Kansas (Overland Park, Kansas); Plymouth, Indiana; Wichita, Kansas; San Antonio, Texas; and Sacramento, California.

The following is a summary of ACRT’s properties as of December 31, 2003. For additional information, see “Description of Properties.”

Tenant	Location	Type	Square Footage	2003 Annual Base Rent(1)	Primary Lease Term Expiration	Extension Options Through
AT&T Wireless	Norcross, GA	Office	22,359	$257,017	2008	None
A.C. Moore	Montgomeryville, PA	Retail	25,497	N/A	2013	2028
Babies R Us(2)	Paramus, NJ	Retail	39,220	141,029	2018	2043
BCBSS	Rochelle Park, NJ	Office	80,000	877,198	2014	None
Bed Bath & Beyond	Overland Park, KS	Retail	50,028	316,111	2011	2026
Borders Books	Overland Park, KS	Retail	30,000	177,123	2011	2036
CaroMont(3)	Charlotte, NC area	Office	45,430	580,855	2015	2035
Circuit City	Wichita, KS	Retail	37,591	284,145	2017	2042
Federal Express(4)	Memphis, TN	Office	30,000	296,100	2004	2009
GART Sports(8)	Sacramento, CA	Retail	40,145	462,250	2015	2035
Giant Food(5)	Levittown, PA	Retail	40,100	54,088	2007	None
Hollywood Video	Marietta, GA	Retail	7,488	154,388	2011	2021
L.A. Fitness(6)	Fort Washington, PA	Retail	41,000	—	2018	2033
Levitz(2)	Paramus, NJ	Retail	91,103	277,825	2007	None
National Amusements, Inc.	New York, NY	Retail	74,282	793,394	2019	2044
OfficeMax	Lilburn, GA	Retail	23,532	229,437	2016	2036
OfficeMax	Wichita, KS	Retail	30,446	205,237	2012	2037
Sears	San Antonio, TX	Retail	34,414	306,285	2010	2020
The Sports Authority(8)	Lilburn, GA	Retail	43,393	357,992	2016	2036
Thomasville Furniture	Montgomeryville, PA	Retail	15,544	N/A	2013	2023
Toys R Us(7)	New York, NY	Retail	63,702	433,174	2019	2039
United Technologies	Plymouth, IN	Indus.	105,600	354,000	2010	2015
Wade Odell Wade(2)	Paramus, NJ	Ware-house	23,355	42,718	2007	None
Walgreens(7)	Memphis, TN	Retail	14,294	158,611	2012	2042

TOTAL:			1,008,523	$6,758,977

(1)	Represents ACRT’s share of the 2003 total annual base rent. ACRT only owns partial interests in the following properties: BCBSS (51%); Bed Bath & Beyond (49.95%); Borders (49.95%); Circuit City (70%); LA Fitness (50%); National Amusements (40%); OfficeMax (70%); Toys R Us (40%); Levitz Furniture (40%); Babies R Us (40%); Wade Odell Wade (40%); and Giant Food (20%).

(2)	Property was purchased on May 21, 2003. Annual base rent for 2003 is from the purchase date through December 31, 2003.

(3)	Four locations in the greater Charlotte, North Carolina area.

(4)	Federal Express lease expired on February 28, 2004 and has been renewed at $210,000 for years 1 through 3 and $240,000 for years 4 through 6.

(5)	Property was purchased on March 7, 2003. Annual base rent for 2003 is from the purchase date through December 31, 2003.

(6)	Rental payments of $741,600 per year began in January 2004.

(7)	Contains two leases.

(8)	In 2003, GART Sports and The Sports Authority merged.

Recent Developments

Since December 31, 2003, the date of the financial statements in this registration statement, ACRT has entered into or executed the following:

On January 15, 2004, ACRT entered into a lease extension on the Memphis, Tennessee property leased to Federal Express Corporation. Under the lease extension, Federal Express agreed to extend the lease from February 15, 2004 through February 14, 2009 at the following rents: February 2004 to February 2007, $210,000 per year; February 2007 to February 2009, $240,000 per year. In addition, ACRT is obligated to pay a tenant improvement allowance of $146,971 to the tenant. The rent received under this lease in 2003 was $296,100.

On March 4, 2004, ACRT paid $6.97 million plus acquisition fees and other expenses to purchase a 22,743 square foot retail condominium located in the building on Walnut Street and Rittenhouse Square in Philadelphia, Pennsylvania leased to Barnes & Noble Inc.

On March 25, 2004, ACRT entered into an agreement to sell its property in Memphis, Tennessee leased to Federal Express Corporation for $2,325,000. The sale is scheduled to close in the second quarter 2004.

On March 31, 2004, ACRT paid $691,000 plus acquisition fees and other expenses to purchase an 11.2% limited partnership interest in a limited partnership that owns a 70,000 square foot building located on 425 Chestnut Ridge Road in Woodcliffe Lake, New Jersey leased to Great Atlantic and Pacific Tea Company (a supermarket retailer).

Investment Objectives

ACRT’s goal is to provide shareholders with a total return through satisfaction of the following objectives:

•	Current dividends that may be partially free from current taxation.

•	Mortgage amortization which will increase equity in ACRT’s properties through the regularly scheduled pay down of mortgage debt.

•	Capital appreciation through the acquisition of a carefully selected portfolio of real estate that has the potential to increase in value.

ITEM 2.	FINANCIAL INFORMATION

Selected Financial Data

The following table presents selected historical financial data for each of the five years in the period ended December 31, 2003, which data has been derived from our audited financial statements for those years. You should read the following selected financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements included in this registration statement.

Our selected financial data for the years ended December 31, 2001, 2000 and 1999 and for the periods then ended have been derived from financial statements audited by Arthur Andersen LLP, independent accountants, who have ceased operations.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands, except per share amounts)
Income Statement Data:
Revenues	$7,292	$8,577	$8,502	$8,023	$8,018
Expenses	5,337	6,679	6,893	6,316	6,180
Operating profit	1,955	1,898	1,609	1,707	1,838
Gain on sale of property	—	11	—	243	—
Minority interest in income of joint ventures	268	467	444	443	398
Net income	1,687	1,442	1,165	1,507	1,440
Net income per common share	0.71	0.67	0.54	0.55	0.70

	As of December 31,
	2003	2002	2001	2000	1999
	(in thousands, except per share amounts)
Balance Sheet Data:
Real estate, net	$45,945	$49,467	$50,567	$53,450	$48,805
Investments in non consolidated entities	7,390	4,973	3,921	3,843	5,433
Total assets	58,635	59,664	58,624	61,351	58,325
Mortgages, notes payable and credit facility	29,529	41,556	40,108	41,994	38,400
Total liabilities	30,532	42,465	41,014	43,034	39,188
Cash distributions per common share	$0.84	$0.80	$0.80	$0.80	$0.80
Capital gains distributions per common share	—	—	—	—	$0.24
Weighted average shares outstanding	2,392	2,165	2,171	2,174	2,176

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

ACRT was formed as a Maryland corporation in June 1993 and is an externally advised real estate investment trust (“REIT”) under the Internal Revenue Code of 1986. It has operated as a REIT since its inception. ACRT is managed by its advisor, ARC Capital Advisors, L.P., an affiliate of Mr. Ambrosi, ACRT’s Chairman, President and a director. The advisor performs services for ACRT pursuant to the terms of an advisory agreement. Such services include serving as ACRT’s investment and financial advisor and providing consultation, analysis and supervision of ACRT’s activities in acquiring, financing, managing and disposing of properties. The advisor also performs and supervises the various administrative duties of ACRT, such as maintaining its books and records.

ACRT was formed to purchase geographically diverse credit lease properties which are general purpose retail, office and industrial properties. Each property is 100% leased to one or more creditworthy tenants under a long-term lease that generally requires tenants to pay most or all of the operating costs of the property, including real estate taxes and insurance.

As of December 31, 2003, ACRT owned or had interests in 17 real estate properties encompassing 1,008,523 rentable square feet. The properties are 70% leased to retail tenants, 18% to office tenants and the remaining 12% to industrial or warehouse tenants. During 2003, ACRT purchased three retail properties, including unconsolidated investments, totaling approximately 234,000 rentable square feet for $9,500,000.

ACRT’s revenues and cash flows are generated from property rent receipts and reimbursements of operating costs of the properties, including real estate taxes and insurance. Growth in revenue and cash flows is a function of scheduled rent increases within existing leased properties and ACRT’s ability to acquire income producing properties. The challenge ACRT faces in acquiring properties is finding properties in the credit lease area that will provide an attractive return. ACRT will continue to both acquire 100% interests in properties or acquire partial interests in properties, depending on their size and diversification. ACRT believes it has access to acquisition opportunities due to its relationships with developers, brokers and corporate contacts.

In the past three years, ACRT has not experienced rent loss due to tenant defaults or lease terminations. In 2002, the San Antonio property leased to Sears HomeLife, with Sears Roebuck and Co. as the guarantor, became vacant when Sears HomeLife filed for Chapter 11 bankruptcy protection. However, ACRT has collected all rents due from Sears, Roebuck and Co. In November 2003, Sears, Roebuck and Co. subleased this property to BEL Furniture Co. for the remainder of the original lease term. In 2003, Kids R Us announced it would cease operations. ACRT, through a lease with Toys R Us, leases approximately 18,961 square feet to Kids R Us at its New York City property. Kids R Us has recently announced that it will close this Kids R Us location on May 1, 2004. It is currently in negotiations to sublease this location to a national pet supply company. All rents and reimbursements are current under this lease.

Through 2008, ACRT has four leases expiring totaling 87,564 rentable square feet and which generated, adjusted for ACRT’s pro rata interest, approximately $410,000 in rental revenue for the year ended December 31, 2003. The primary risks ACRT will incur in re-leasing these properties are: (1) the period of time required to find a new tenant, (2) whether rental rates will be lower than the previous lease covering the property, (3) leasing costs, if any, incurred when re-leasing the property and (4) the payment of operating costs, such as real estate taxes and insurance, while the property is vacant. ACRT will address these risks by communicating frequently with the tenant well in advance of the lease termination date to better understand the tenant’s needs and requirements and, if needed, by using local brokers in the re-leasing process. In addition, ACRT focuses on buying general purpose real estate with exceptional locations, which can be leased to other tenants without significant modification to the properties. No assurance can be given that once a property becomes vacant it will subsequently be re-leased.

During 2001, ACRT sold three properties leased to CaroMont Medical for approximately $1.8 million, which approximated their book value. In 2002, ACRT received condemnation proceeds totaling $26,000 from the City of Overland Park related to a parcel of land owned by TMD Development, LLC, our joint venture partner in the property located in Overland Park, Kansas. No properties were sold in 2003.

Critical Accounting Issues

ACRT’s accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates that effect the amounts of revenues, expenses, assets and liabilities reported. The following are critical accounting policies which are important to the understanding of ACRT’s financial condition and results of operations and which require some of management’s most difficult, subjective and complex judgments. The accounting for these matters involves the making of estimates based on current facts, circumstances and assumptions which could change in a manner that would materially affect management’s future estimates with respect to such matters. Accordingly, future reported financial conditions and results could differ materially from the current financial condition and results of operations reported based on management’s current estimates.

Revenue Recognition. Rental revenue from tenant operating leases which provide for scheduled rental increases are recognized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, on a straight-line basis over the term of the respective leases.

Gains on sales of real estate are recognized pursuant to the provisions of SFAS No. 66, “Accounting for Sales of Real Estate.” The specific timing of the sale is measured against various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria are not met, the gain is deferred and the finance, installment or cost recovery method, as appropriate, is applied until the sales criteria are met.

Rent Receivable. ACRT continuously monitors collections from its tenants and makes a provision for estimated losses based upon historical experience and any specific tenant collection issues that ACRT has identified.

Purchase Accounting for the Acquisition of Real Estate. In accordance with SFAS No. 141, commencing with properties acquired after June 30, 2002, the fair value of real estate acquired is allocated to the acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

The fair value of the tangible assets of an acquired property (which includes land and building) is determined by valuing the property as if it were vacant, and the “as-if vacant” value is then allocated to land and building based on management’s determination of relative fair values of these assets. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenues during expected lease up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions.

In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded based on the difference between the current in-place lease rent and management’s estimate of current market rent.

The aggregate value of other acquired intangible assets, consisting of in-place leases and tenant relationships, is measured by the excess of (1) the purchase price paid for a property over (2) the estimated fair value of the property as if vacant, determined as set forth above. This aggregate value is allocated between in-place lease values and tenant relationships based on management’s evaluation of the specific characteristics of each tenant’s lease. The value of in-place leases and customer relationships are amortized to expense over the remaining non-cancelable periods of the respective leases.

Industry Segments. ACRT currently operates in one industry segment - investments in credit lease properties.

Impairment. ACRT continually assesses the recoverability of its properties by determining whether the costs can be recovered through projected undiscounted cash flows. The amount of impairment, if any, is measured by comparing the carrying amounts to the fair values of such properties. Based on ACRT’s analysis, management does not believe that any of its properties are impaired. SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” updates and clarifies the accounting and reporting for the impairment of assets held in use and to be disposed of. The Statement, among other things, requires ACRT to classify the operations and cash flow of properties to be disposed of as discontinued operations. As of December 31, 2003, ACRT currently had no properties designated to be disposed.

Liquidity and Capital Resources

ACRT’s main source of capital for growth has been the private placement equity market, selective secured indebtedness, its secured credit facility and undistributed funds from operations. ACRT expects to continue to have access to and use these sources in the future; however, there are factors that may have a material adverse effect on ACRT’s access to capital sources. ACRT’s ability to incur additional debt to fund acquisitions is dependent upon its existing leverage, the value of the assets ACRT is attempting to leverage and general economic conditions, which may be outside management’s control.

ACRT’s $5.5 million variable rate secured line-of-credit facility, which is scheduled to expire in April 2006, is available to finance acquisitions on a temporary basis until selective secured indebtedness can be obtained and to meet any short-term capital requirements. Interest is payable at the London Interbank Offered Rate (“LIBOR”) plus 2% on the facility and ACRT is also required to pay a commitment fee equal to .5% per year on the unused portion of the commitment. Amounts available under the facility are reduced by $125,000 per quarter. As of December 31, 2003, $5.125 million was available on the facility and $1.750 million has been drawn leaving a balance available for use of $3.375 million.

Since 1993, ACRT has raised, through the issuance of shares of Class A common stock, aggregate capital of approximately $30.6 million, and through the issuance of shares of Class B common stock, aggregate capital of approximately $1.56 million. The capital raised was used primarily to acquire properties and to retire indebtedness.

During 2003, ACRT completed a private offering of 1.05 million shares of Class A common stock for $12.00 per share. The total amount raised, net of offering costs, was approximately $11.1 million. In addition, ACRT sold approximately 166,000 shares of Class B common stock at prices ranging from $10.625 to $12.00 per share. The sale of shares of Class B common stock raised, net of offering costs, approximately $1.56 million. The proceeds from these offerings were used primarily to pay down the secured credit facility and to purchase the Montgomeryville, Pennsylvania property.

Dividends. In connection with its intention to continue to qualify as a REIT for federal income tax purposes, ACRT expects to continue paying regular dividends to its shareholders. These dividends are expected to be paid from operating cash flows and/or from other sources.

Dividends paid to common shareholders increased to $1.840 million in 2003, compared to $1.732 million in 2002 and $1.737 million in 2001. The increase is due both to the number of outstanding shares and an increase in the dividend rate during the second half of 2003.

ACRT believes that cash flows from operations will continue to provide adequate capital to fund its operating and administrative expenses, regular debt service obligations and all dividend payments in compliance with REIT requirements in both the short and long-term. In addition, ACRT anticipates that cash on hand, borrowings under its secured credit facility and future issuances of equity will provide the necessary capital for its operations. Cash flows from operations as reported in the Consolidated Statements of Cash Flows were $2.371 million, $2.392 million and $2.428 million for 2003, 2002 and 2001, respectively. The cash flows were virtually unchanged reflecting the fact that very little activity occurred in property acquisitions (the Montgomeryville property having been purchased on December 31, 2003) or disposals.

Net cash used in investing activities was $7.412 million in 2003 and $396,000 in 2002 and cash provided by investing activities was $1.956 million in 2001. Cash used or provided in investing activities is related primarily to investments in real estate properties, investments in joint ventures or sales of same. Therefore, the fluctuation in investing activities relates primarily to the timing of investments and dispositions.

Net cash provided by financing activities was $6.331 million in 2003 and net cash used in financing activities was $2.347 million in 2002 and $4.336 million in 2001. Cash provided by or used in financing activities during each year was primarily attributable to proceeds from equity offerings, mortgage financings, and advances under the secured credit facility. Net cash used was for repayments under the secured credit facility, dividends paid and debt service payments.

Debt Service Requirements

ACRT’s principal liquidity needs are payments of interest and principal on outstanding indebtedness. As of December 31, 2003, a total of seven of ACRT’s twelve consolidated properties were subject to outstanding mortgages which had an aggregate principal amount outstanding of $27.78 million, including $8.6 million in variable interest rate mortgages. As of December 31, 2003, the weighted averaged interest rate on ACRT’s outstanding mortgages was 6.6%. The scheduled principal payments for the next five years are as follows:

2004	$655,440
2005	748,549
2006	655,591
2007	669,310
2008	575,348

Balloon payment amounts, due in the next five years, excluding the secured credit facility, are as follows:

2004	$—
2005	—
2006	8,227,954
2007	3,820,638
2008	—

The interest rates on ACRT’s outstanding indebtedness range from 3.18% (variable rate at December 31, 2003) to 8.65%. The ability of ACRT to make its balloon payments will depend upon its ability to refinance the mortgages related thereto, sell the related property, and have amounts available under its secured credit facility or obtain access to other capital. The ability of ACRT to accomplish this will be affected by the availability and cost of mortgage debt at that time, ACRT’s equity in the mortgaged properties, the financial condition of ACRT, the operating history of the mortgaged properties, the then current tax laws and general national, regional and local economic conditions.

ACRT expects to continue to use property specific, non-recourse mortgages as it believes that by properly matching a debt obligation, including the balloon maturity risk, with a lease expiration, ACRT’s cash-on-cash returns increase and the exposure to residual valuation risk is reduced.

ACRT has also purchased an interest rate cap in connection with its variable rate mortgage on the Sacramento, California property. The cap is coterminous with the mortgage and its notional amount equals the outstanding principal balance on the mortgage. ACRT intends to continue to mitigate its interest rate risk by using interest rate caps or swaps in the future.

Lease Obligations

Since ACRT’s tenants bear all or substantially all of the cost of property operations and maintenance and repairs, ACRT does not anticipate significant need for cash for these costs. For two of the twelve consolidated properties, ACRT has a certain level of property operating expense responsibility. To the extent there is a vacancy in a property, ACRT would be obligated to pay for all operating expenses, including real estate taxes and insurance.

Step Down Renewals

Only one property contains a renewal option exercisable by the tenant, whereby the rent per square foot is less than that paid in 2003. The tenant renewed its lease pursuant to this option in 2004. On March 25, 2004, ACRT entered into an agreement to sell this property. The sale is scheduled to close in the second quarter 2004.

Property Location	Tenant	Rentable Square Feet	Annual Rent per Net Rentable Square Foot-2003	Renewal Option Term and Net Rent per Square Foot
Memphis, Tennessee	Federal Express	30,000	$9.87	2/04-01/07 $	7.00
				2/07-01/09 $	8.00

Results of Operations

				Increase (Decrease) in Income
Selected Income Statement Data	2003	2002	2001	2003-2002	2002-2001
	(Dollars in thousands)
Rental revenue	$6,367	$7,973	$7,886	$(1,606)	$87
Interest income	58	53	60	5	(7)
Miscellaneous income	52	—	—	52	—
Equity in income of unconsolidated subsidiaries	815	551	555	264	(4)
Interest expense	2,089	2,820	3,248	731	428
Depreciation and amortization expense	1,008	1,277	1,322	269	45
Management fees	607	519	482	(88)	(37)
Property operating expenses	1,190	1,656	1,578	466	(78)
Other expenses	443	407	262	(35)	(145)
Income before gain on sale of property and minority interest	1,955	1,898	1,609	57	289
Gain on sale of property	—	11	—	(11)	11
Minority interest in earning of subsidiaries	268	467	444	199	(23)
Net income	1,687	1,442	1,165	245	277

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Overall, the major variances between 2003 and 2002 are attributable to the deconsolidation of the Rochelle Park property and additional investments in unconsolidated subsidiaries made in 2003. The Rochelle Park deconsolidation accounts for $1.671 million of the decrease in rental revenue offset by higher property operating expense reimbursements on the remaining consolidated properties. Miscellaneous income was $52,000 in 2003 due to an insurance settlement and a settlement to a right of way matter. The increase in equity in income of unconsolidated subsidiaries and undivided interests is due to investments in new joint ventures (Levittown and Paramus) in 2003, which accounts for $107,000 of the increase and to the inclusion of $170,000 of Rochelle Park property income due to the deconsolidation for most of 2003.

The decrease in interest expense is mainly attributable to the deconsolidation of the Rochelle Park property, which accounted for $438,000 of the decrease. In addition, the decrease was due to lower balances outstanding on the secured credit facility and to lower interest rates overall in 2003. The lower interest rates included lower interest rates on the secured credit facility and on the mortgage on the Sacramento and Charlotte, North Carolina properties, both of which are variable interest mortgages. Depreciation and amortization decreased by $269,000 due mainly to the Rochelle Park deconsolidation.

Management fees increased by $88,000 in 2003 due to $45,000 in increased management fees from the Fort Washington, Levittown and Paramus investments during 2003 and to a $43,000 increase due to the net asset revaluation for 2003. Property operating expenses decreased by $466,000 due the deconsolidation of the Rochelle Park property which resulted in a $572,000 decrease offset primarily by higher property operating expenses for the Overland Park property which was reimbursed by the tenants. Other expenses increased by $35,000 due to a $99,000 write off of the minority interest asset on the Overland Park property, $48,000 of loss on the interest rate cap for the Sacramento property, an $18,000 increase in the board of directors fees, and a $26,000 increase in travel, printing and directors and officers insurance offset by a $157,000 loss for the early retirement of the Memphis and Sacramento property mortgages in 2002. Minority interest in earnings of subsidiaries decreased by $199,000 due primarily to the deconsolidation of the Rochelle Park property.

Any increase in net income in future periods will be closely tied to the level of acquisitions made by ACRT and to a lesser extent to rent increases on existing tenants. Without acquisitions, growth in net income is dependent on rent increases from existing tenants, reduced interest expense on amortizing mortgages and by controlling variable overhead costs. However, there are many factors beyond management’s control that could offset these items including, without limitation, increased interest rates on variable rate debt ($10.4 million as of December 31, 2003 at a weighted average interest rate of 3.07%) and tenant monetary defaults.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Rental revenue increased by $87,000 in 2002, due to $49,000 in CPI indexed rent increases on two properties, $91,000 higher property operating expense reimbursements, and to $49,000 in adjustments to straight line rent which positively impacted rental revenue in 2002, offset by a reduction in rental revenue of $107,000 for the sale of three Charlotte properties leased to Caromont Medical.

Interest expense decreased $428,000 due primarily to the conversion of certain fixed rate debt to lower interest variable rate debt and to the reduction in the overall debt level due to the sale of three properties and the payoff of the mortgage associated with these properties. Depreciation and amortization decreased by $45,000, due primarily to the sale of the three Charlotte properties and to lower mortgage cost amortization.

Management fees increased $37,000 due to a net asset revaluation in 2001, as provided for in our agreement with the advisor, which increase did not become effective until 2002. Property operating expenses increased by $78,000, due primarily to higher security and HVAC expense at the Rochelle Park property and higher parking lot repairs at the Wichita property. These increased operating expenses were recouped by higher tenant property operating expense reimbursements. Other expenses increased by $145,000 due primarily to a $103,000 loss on the early retirement of the fixed rate debt on the Sacramento property and to a $54,000 loss on the early retirement of the fixed rate debt on the Memphis property offset by lower state taxes of $12,000.

Inflation

A majority of ACRT’s long-term leases contain provisions to mitigate the adverse impact of inflation on its operating results. Such provisions include clauses entitling ACRT to receive scheduled fixed base rent increases and base rent increases based upon the consumer price index. In addition, most of ACRT’s leases require the tenants to pay operating expenses, including maintenance, real estate taxes, insurance and utilities, thereby reducing ACRT’s exposure to increases in costs and operating expenses resulting from inflation.

Environmental Matters

Based upon management’s ongoing review of its properties, management is not aware of any environmental conditions with respect to any of ACRT’s properties, which would be reasonably likely to have a material adverse effect on ACRT. There can be no assurance, however, that the discovery of environmental conditions which were previously unknown, changes in law, the conduct of tenants or activities relating to properties in the vicinity of ACRT’s properties, will not expose ACRT to material liability in the future. Changes in law increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of ACRT’s tenants, which would adversely affect ACRT’s financial condition and results of operations.

Funds from Operations

ACRT believes that Funds from Operations (“FFO”) enhances an investors understanding of ACRT’s financial condition, results of operations and cash flows. ACRT believes that FFO is an appropriate but limited measure of the performance of an equity REIT. FFO is defined in the April 2002 “White Paper” issued by the National Association of Real Estate Investments Trusts, Inc. (“NAREIT”) as “net income (or loss) computed in accordance with generally accepted accounting principles (“GAAP”), excluding gains (or losses) from the sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.” FFO should not be considered an alternative to net income as an indicator of operating performance or to cash flows from operating activities as determined in accordance with GAAP, or as a measure of liquidity to other consolidated income or cash flow statement data as determined in accordance with GAAP.

The following table reflects the calculation of ACRT’s FFO and cash flow activities for each of the years in the three year period ended December 31, 2003.

	Year Ended December 31,
	2003	2002	2001
	(Dollars in thousands)
Income before minority interests	$1,955	$1,909	$1,609
Depreciation and amortization of real estate	932	1,146	1,172
Gain on sale of properties	0	(11)	0
Amortization of leasing commissions	14	14	14
Joint venture adjustment-depreciation	401	171	171
Joint venture adjustment-amortization of leasing commissions	22	22	22
Funds from Operations	3,324	3,251	2,988

Cash flow from operating activities	$2,371	$2,392	$2,428
Cash flow (used in) from investing activities	(7,412)	(396)	1,956
Cash flow provided by (used in) from financing activities	6,331	(2,347)	(4,336)

Recently Issued Accounting Standards

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003, “FIN 46R”), Consolidation of Variable Interest Entities (“VIEs”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. ACRT will be required to adopt FIN 46R in the first fiscal period beginning after March 15, 2004. Upon adoption of FIN 46R, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. It is not anticipated that the adoption of FIN 46R will have a material impact on ACRT’s Consolidated Financial Statements.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), was issued in May 2003. SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 also includes required disclosures for financial instruments within its scope. For ACRT, SFAS 150 was effective for instruments entered into or modified after May 31, 2003, and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, SFAS 150 will be effective for ACRT on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. ACRT currently does not have any financial instruments that are within the scope of SFAS 150.

In April 2002, FASB Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections (“SFAS 145”), was issued. SFAS 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS 145 also amends FASB Statement No. 13, Accounting for Leases, to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of SFAS 145 related to the rescission of FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, was applied in fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to Statement No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS 145 required ACRT to record debt satisfaction charges as a component of continuing operations instead of as an extraordinary item.

In June 2002, FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), was issued. SFAS 146 addresses financial accounting and reporting or costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of SFAS 146 were effective to exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 had no impact on ACRT.

In November 2002, FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statement Nos. 5, 57 and 107 and a rescission of FASB Interpretation No. 34 (“FIN 45”), was issued. FIN 45 enhances the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements were effective for financial statements of interim or annual periods ending after December 31, 2002. The adoption of FIN 45 had no impact on ACRT.

In December 2002, FASB Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123 (“SFAS 148”), was issued. SFAS 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Disclosures required by this standard are included in the notes to the consolidated financial statements.

Off-Balance Sheet Arrangements

ACRT does not have any off-balance sheet arrangements.

Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	5+ Years
Long-Term Debt Obligations	$27,778,877	$655,440	$9,632,093	$5,065,296	$12,426,048
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on Balance Sheet under GAAP	1,750,000	—	1,750,000	—	—
TOTAL:	$29,528,877	$655,440	$11,382,093	$5,065,296	$12,426,048

Quantitative and Qualitative Disclosures about Market Risk

ACRT’s exposure to market risk relates to its variable rate debt. As of December 31, 2003 and 2002, ACRT had two variable rate mortgages outstanding totaling $8.613 million and $8.823 million, respectively. These mortgages bear interest at LIBOR plus 206 basis points (3.18% per year at December 31, 2003 on $4.305 million) to LIBOR plus 225 basis points (3.37% at December 31, 2003 on $4.308 million). Had the LIBOR rate been 100 basis points higher during 2003, ACRT’s net income would have been reduced by approximately $87,000. ACRT also entered into an interest rate cap agreement on a notional amount equal to the $4.305 million mortgage balance at December 31, 2003, which effectively caps the LIBOR rate at 7.45% per year.

ITEM 3.	PROPERTIES

Our portfolio consisted of 17 properties as of December 31, 2003.

ACRT, either directly or through wholly owned subsidiaries, owns the properties described below. In some instances, the properties have been acquired with other joint venturers as described herein. As of the date hereof, the Advisor is evaluating potential property acquisitions and is engaging in discussions with sellers regarding the purchase of additional properties for ACRT.

The properties purchased by ACRT depend upon the amount of funds available for investment by ACRT, the completion dates of any properties under construction and the terms of the commitment or agreements relating to the purchase of such properties.

The following table sets forth, as of December 31, 2003, specified information relating to ACRT’s real estate portfolio.

Tenant (Guarantor)	Property Location	Property Type/Year Constructed	Land Area (Acres)	Net Rentable Square Feet	Base Lease Term and Annual Rents Per Net Rentable Square Foot		Renewal Options	ACRT Share of 2003 Annual Rent
AT&T Wireless	Atlanta, GA	Office/1996	2	22,359	12 years (6/96 - 5/08)		None	$257,017
					6/96 - 5/99	$9.50
					6/99 - 5/02	$10.45
					6/02 - 5/05	$11.50
					6/05 - 5/08	$12.64

A.C. Moore(7)	Montgomeryville, PA	Retail/2003	3.2	25,497	10 years (1/03 - 12/13)		Four 5-year	N/A
					1/03 - 12/13	$17.00
					During first year of lease tenant received a $187,500 rent credit

BCBSS(1)	Rochelle Park, NJ	Office/1989	2.543	80,000	19 years (10/89 - 9/14)		None	877,198
					10/89 - 9/99	$19.25
					10/99 - 9/04	$21.50
					10/04 - 9/00	$22.75
					10/09 - 9/14	$23.00

Babies R Us(5)	Paramus, NJ	Retail	13	39,220	20 years 11/98 - 11/18		Five 5-year	141,029
					11/98 - 10/03	$14.67
					11/03 - 10/08	$16.13
					11/08 - 10/13	$17.75
					11/13 - 10/18	$19.52

Bed Bath & Beyond of Overland Park, Inc.(2) (Bed Bath & Beyond)	Overland Park, KS	Retail/1995	7.168	50,028	15 years (8/95 - 1/11)		Three 5-year	316,111
					8/95 - 7/00	$11.50
					8/00 - 7/05	$12.65
					8/05 - 1/11	$13.91

Borders, Inc.(2) (Borders Group, Inc.)	Overland Park, KS	Retail/1995	7.168	30,000	15 years (11/95 - 1/11)		Five 5-year	177,123
					12/95 - 11/00	$11.00
					12/00 - 11/05	$11.80
					12/05 - 11/11	$12.70

CaroMont Health Stanley	Charlotte, NC	Office	3.12	8,323	15 years (1/01 - 12/15)		Two 10-year	102,895
					1/01 - 12/01	$12.00
					1/02 - 12/02	$12.18
					1/03 - 12/03	$12.36
					1/04 - 12/04	$12.55

CaroMont Health Gastonia	Charlotte, NC	Office	3.38	18,654	15 years (1/01 -12/15)		Two 10-year	249,832
					1/01 - 12/01	$13.00
					1/02 - 12/02	$13.20
					1/03 - 12/03	$13.39
					1/04 - 12/04	$13.59

Tenant (Guarantor)	Property Location	Property Type/Year Constructed	Land Area (Acres)	Net Rentable Square Feet	Base Lease Term and Annual Rents Per Net Rentable Square Foot		Renewal Options	ACRT Share of 2003 Annual Rent
CaroMont Health Belmont	Charlotte, NC	Office	2.57	14,829	15 years (1/01 - 12/15)		Two 10-year	183,326
					1/01 -12/01	$12.00
					1/02 -12/02	$12.18
					1/03 -12/03	$12.36
					1/04 -12/04	$12.55

CaroMont Health Kings Mountain	Charlotte, NC	Office	3.10	3,624	15 years (1/01 - 12/15)		Two 10-year	44,802
					1/01 -12/01	$12.00
					1/02 -12/02	$12.18
					1/03 -12/03	$12.36
					1/04 -12/04	$12.55

Circuit City(3)	Wichita, KS	Retail/1996	5.92	37,591	20 years (11/96 - 1/17)		Five 5-year	284,145
					11/96 -10/01	$ 9.80
					11/01 -10/06	$10.80
					11/06 -10/11}	The lesser of
					11/11 -1/17}	10% or the percentage increase in CPI

Federal Express	Memphis, TN	Office/1994	4.13	30,000	10 years (2/94 - 2/04)		Two 5-year	296,100
					2/94 - 1/99	$ 9.31
					2/99 - 2/04	$ 9.87
					3/04 - 2/07	$ 7.00
					3/07 - 2/09	$ 8.00

GART Sports	Sacramento, CA	Retail/1985	2.97	40,145	20 years (8/94 - 1/15)		Two 10-year	462,250
					8/94 - 1/05	$11.51
					2/05 - 1/15	$12.95

Giant Food, Inc. (6)	Levittown, PA	Retail	4.70	40,100	20 years (8/97 - 07/17)		Four 5-year	54,088
					8/97 - 07/17	$ 8.28

Hollywood Video	Atlanta, GA	Retail/1996	0.75	7,488	15 years (12/96-12/11)		Three 5-year	154,388
					12/96 - 11/01	$18.43
					12/01 - 11/06	$20.62
					12/06 - 12/11 increase based on percentage interest in CPI not to exceed $16,564

H & R Block	Memphis, TN	Retail/1993	1.149	1,750	4 years (5/94 - 5/98,		None	16,864
					extended to 4/06)
					5/94 - 5/98	$ 9.00
					6/98 - 4/03	$ 9.45
					5/03 - 4/06	$ 9.73

LA Fitness(4)	Ft. Washington, PA	Retail/2003	7	41,000	15 years (9/03 - 8/18)		Three 5-year	—
					9/03 - 8/08	$18.09
					9/08 - 8/13}	Lesser
					9/13 - 8/18}	of CPI or 10%

Tenant (Guarantor)	Property Location	Property Type/ Year Constructed	Land Area (Acres)	Net Rentable Square Feet	Base Lease Term and Annual Rents Per Net Rentable Square Foot		Renewal Options	ACRT Share of 2003 Annual Rent
Levitz Furniture(5)	Paramus, NJ	Retail	13	91,103	20 years (6/99 - 5/19)		Three 5-year	277,825
					6/99 - 5/04	$12.49
					6/04 - 5/09	$13.12
					6/09 - 5/14	$13.77
					6/14 - 5/19	$14.46

National Amusements, Inc. (5)	New York, NY	Retail/1999	9.75	74,282	20 years (5/99 - 5/19)		Four 5-year	793,394
					6/99 - 5/04	$26.70
					6/04 - 5/09	$27.25
					6/09 - 5/14	$29.70
					6/14 - 5/19	$32.37

OfficeMax	Atlanta, GA	Retail/1996	7	23,532	20 years (6/96 - 6/16)		Four 5-year	229,437
					6/96 - 6/16	$ 9.75

OfficeMax(3)	Wichita, KS	Retail/1996	5.92	30,446	15 years (2/97 - 1/12)		Five 5-year	205,237
					2/97 - 1/02	$ 9.13
					2/02 - 1/07	$ 9.63
					2/07 - 1/12	$10.13

Sports Authority	Atlanta, GA	Retail/1996	7	43,393	20 years (5/96 - 5/16)		Four 5-year	357,992
					5/96 - 5/16	$ 8.25

Sears, Roebuck & Co.	San Antonio, TX	Retail/1995	3.48	34,414	15 years (10/95 - 9/10)		Two 5-year	306,285
					10/95 - 9/00	$ 8.40
					10/00 - 9/05	$ 8.90
					10/05 - 9/10	$ 9.40

Thomasville(7)	Montgomeryville	Retail/2003	3.2	15,544	10 years (1/03 - 12/13)		Two 5-year	N/A
					1/03 - 12/08	$16.00
					1/08 - 12/13	$17.60

Toys R Us(5) (Toys R Us, Inc.) (2 leases)	New York, NY	Retail/1999	9.75	63,702	20 years (7/99 -7/19)		Four 5-year	433,174
					7/99 - 6/04	$17.00
7/04 - 6/09 Lesser of
$1,057,706 x twice
the % increase in CPI
and $1,191,227
7/09 - 6/14 Lesser of
$1,057,706 x twice
the % increase in CPI
and $1,310,350
7/14 - 7/19 Lesser of
$1,057,706 x twice
the % increase in CPI
					and $1,441,576

United Technologies, Inc.	Plymouth, IN	Industrial/1994	30	105,600	15 years (12/95 -12/10)		Three 5-year	354,000
					12/95 -11/98	$ 2.98
					12/98 -11/01	$ 3.16
					12/01 -11/04	$ 3.35
					12/04 -11/07	$ 3.55
					12/07 -12/10	$ 3.76

Wade Odell Wade(5)	Paramus, NJ	Warehouse	13	23,355	5 years (1/02 - 8/07)		None	42,718
					1/02 - 12/05	$ 7.49
					1/05 - 12/07	$ 7.99

Tenant (Guarantor)	Property Location	Property Type/Year Constructed	Land Area (Acres)	Net Rentable Square Feet	Base Lease Term and Annual Rents Per Net Rentable Square Foot		Renewal Options	ACRT Share of 2003 Annual Rent
Walgreen Co.	Memphis, TN	Retail/1993	1.149	12,544	20 years (1/93 - 12/12)		Six 5-year	141,747
					1/93 - 12/12	$11.30

Total:			177.117	1,008,523			$6,758,977

(1)	ACRT owns a 51% interest in the property as a tenant-in-common interest.

(2)	ACRT owns a 49.95% interest in the property owning entity.

(3)	ACRT owns a 70% interest in the property owning entity.

(4)	ACRT owns a 50% interest in the property owning entity. During 2003, this property was under development and no revenues were recorded.

(5)	ACRT owns a 40% interest in the property as a tenant-in-common interest.

(6)	ACRT owns a 20% interest in the property owning entity.

(7)	Property was purchased on December 31, 2003 and no revenues were recorded.

As of December 31, 2003, the scheduled lease maturities for each of the next ten years are as follows:

Year Ended December 31,	Number of Leases	Square Footage	2003 Annual Base Rent
2004	1	30,000	$296,100
2005	0	—	—
2006	1	1,750	16,864
2007	2	63,455	136,411
2008	1	22,359	257,017
2009	0	—	—
2010	2	140,014	660,285
2011	3	87,516	647,621
2012	2	42,990	346,984
2013	0	—	—

As of December 31, 2003, the five largest tenants, which occupy 10 properties, represented 53.9% of the 2003 annual base rent.

Tenant	Percentage of 2003 Annual Base Rent(1)	Property Type	Number of Properties
BCBSS	13.0%	Office	1
GART Sports/Sports Authority	12.1%	Retail	2
National Amusements	11.7%	Retail	1
CaroMont Medical	8.6%	Office	4
Toys R US/Babies R US	8.5%	Retail	2

(1)	The percentage of 2003 annual base rent represents ACRT’s share of the 2003 total annual base rent. ACRT owns only a partial interest in the property owning entities of BCBSS (51%), Toys R US (40%) and National Amusements (40%).

A.C. Moore and Thomasville Furniture/Montgomery Property

Description. The Montgomeryville property is located in Montgomeryville, Pennsylvania at Route 309 and Stump Road and is located directly in front of a 500,000 square foot shopping center anchored by Target, Giant Food, Barnes and Noble, Comp USA and Bed Bath and Beyond, effectively making it an out parcel to this larger development. The property is approximately 62% leased to A.C. Moore for an initial term of 10 years and approximately 38% leased to Thomasville Furniture for an initial term of 10 years. A.C. Moore occupies 25,497 square feet and Thomasville Furniture occupies 15,544 square feet. The property is a 41,041 square foot retail facility on approximately 3.2 acres of land and was constructed in 2003. Parking is provided for approximately 180 spaces.

A.C. Moore Lease. The property is approximately 62% leased to A.C. Moore for use as a retail facility. The initial term of the 10 year lease commenced in January 2004 and expires in December 2013. The tenant has four successive options to extend the term for additional periods of five years each. Base rent for the initial term is $433,449 per year. During the first year of the initial term the tenant receives a rent credit of $187,500. Base rent increases by approximately 5% for the first option period and approximately 10% for each subsequent option period. Tenant must maintain casualty and liability insurance. The tenant must reimburse ACRT for its pro rata share of real estate taxes and common area charges. ACRT is responsible for roof, roof drainage, exterior walls and structure.

Thomasville Lease. The property is approximately 38% leased to Thomasville for use as a retail facility. The initial term of the 10 year lease commenced in January 2004 and expires in December 2013. The tenant has 2 successive options to extend the term for additional periods of five years each. Base rent for the first five years of the initial term is $248,864 per year and increases to $273,750 per year for the last five years of the initial term. The base rent increases to $301,125 and $331,300 per year for the first and second option period, respectively. Tenant must maintain casualty and liability insurance. The tenant must reimburse ACRT for its pro rata share of real estate taxes and common area charges. ACRT is responsible for roof, HVAC, structure and slab.

Acquisition. On December 31, 2003, ACRT, through a wholly owned subsidiary, acquired the property for an aggregate purchase price of $6,900,000.

AT&T Wireless/Norcross (Atlanta) Property

Description. The property is located within the Oakbrook Business Park in Norcross (Atlanta), Georgia, and is leased to AT&T Wireless PCS, Inc. for an initial term of 12 years. The building is a 22,359 square foot one-story brick, masonry and glass structure that was constructed in 1996 on approximately two acres of land. Parking is provided for 57 spaces.

Lease. The property is 100% leased to AT&T Wireless PCS, Inc., a wholly owned subsidiary of AT&T Corporation, for an initial term of 12 years for general office purposes. The initial term of the lease commenced in June 1996 and expires in May 2008. The base rent is $212,411 and the rent increases approximately 10% every three years. The tenant is responsible for all real estate taxes, insurance, utilities and expenses of the building with the exception of roof and structural repairs.

Acquisition. On April 24, 1996, ACRT, through a wholly owned subsidiary, acquired the property for cash by purchasing the seller’s right to acquire the property for $1,800,750. The seller is an affiliate of ACRT and was established specifically for this transaction. The transaction and all of its material terms were approved by the Directors (including a majority of the Independent Directors).

BCBSS/Rochelle Park Property

Description. The property is located in Rochelle Park, New Jersey at the intersection of Route 17 and Passaic Street in the Park 17 Office Center. The location is approximately one-half mile from the intersection of Route 17, Route 4, the Garden State Parkway, and the Garden State Regional Mall. The property is leased to the Bergen County Board of Social Services (“BCBSS”) for an initial term of 19 years. The building was built in 1989 on 2.543 acres of land and contains three levels of office space, totaling 80,000 square feet and parking on two levels. Total parking on the premises is 312 spaces.

Lease. The property is 100% leased to the BCBSS for use as an office building. BCBSS is an independent corporate government agency established by Bergen County in 1932 to provide social services for Bergen County and is funded by the county, state and federal governments. The initial lease term of approximately 15 years commenced on October 1, 1989. However, pursuant to an amendment to the lease in 1993, the tenant exercised all of its renewal options so that the lease now expires on September 30, 2014. The rent was $1,540,000 per year through September 1999; is currently $1,720,000 per year through September 2004; and will be $1,820,000 per year through September 2009 and $1,840,000 per year through September 2014. The landlord is responsible for a refurbishment allowance in October 2004 not to exceed $500,000. The tenant is responsible for utilities, all operating expenses in excess of the base year amount of $190,565 and real estate taxes in excess of the base year amount of $105,271. The tenant has a right of first refusal with respect to a sale of the building.

Acquisition. In August 1995, ACRT acquired a 51% interest in Rochelle Park Investors, LP, a limited partnership which acquired the property from WLL Real Estate Limited Partnership on August 30, 1995, for a purchase price of $11,780,000. The general partner, Rochelle Park/GP, LLC, is an affiliate of the Advisor and is responsible for the day-to-day management of the partnership and works with the Advisor in managing the property. There is no duplication of fees paid to the general partner and Advisor in this regard. ACRT converted its ownership of the limited partnership to a 51% tenant-in-common interest in March 2003, which is accounted for under the equity method of accounting.

The partnership acquired the property with non-recourse financing of $8,500,000 at the rate of 8% per year with amortization over 22.17 years secured by the property. The loan matures on September 1, 2005.

In April 2003, ACRT became a party to a new variable rate mortgage totaling $11,500,000, of which ACRT’s share is 51%, and used the proceeds to repay the existing mortgage on the property. The new mortgage carries a variable interest rate at 205 basis points over the 30-day LIBOR and matures on April 2, 2008. In April 2003, ACRT became a party to an interest rate cap agreement and an interest rate swap transaction, which effectively caps 50% of the interest rate of the mortgage at 7.0% and fixes the other 50% of the interest rate at 5.4%. The refinancing resulted in approximately $2,300,000 of net proceeds to be distributed to ACRT to be used for working capital and investment purposes.

Borders Books and Bed Bath & Beyond/Overland Park Property

Description. The property is located at the intersection of 119th Street and Metcalf Avenue in Overland Park (Kansas City), Kansas, and is part of a shopping center which presently includes a Chili’s restaurant, a Boston Market restaurant, an Old Navy clothing store, an Ethan Allen furniture store and a multiplex movie theater. The property is approximately 63% leased to Bed Bath and Beyond of Overland Park, Inc. for an initial term of 15 years and approximately 37% leased to Border’s Inc. for an initial term of 15 years. Bed Bath & Beyond occupies 50,028 square feet and Borders Books occupies 30,000 square feet. The property is an 80,028 square foot retail facility on approximately 7.168 acres of land and was constructed in 1995. Parking is provided for approximately 516 spaces.

Bed Bath & Beyond Lease. The property is approximately 63% leased to Bed Bath & Beyond of Overland Park, Inc. for use as a retail facility. The lease is guaranteed by the parent company, Bed Bath & Beyond, Inc. The initial lease term of 15 years commenced in August 1995 and expires in January 2011. The tenant has three successive options to extend the term of the lease for additional periods of five years each with rent increases of 10% for each five-year period. Base rent was $575,322 and the rent increased to $632,854 in year six and will increase to $695,889 in year eleven for the duration of the term. The tenant is responsible for maintenance of its premises. ACRT is responsible for structural elements including the roof, flashings, exterior walls and floor slab and all utility lines and connections servicing the premises but located outside thereof. Maintenance of HVAC systems was ACRT’s responsibility for the first twelve months and thereafter is the tenant’s sole responsibility. The tenant must pay its pro-rata share of common area charges and will reimburse ACRT for its pro-rata share of real estate taxes and insurance premiums. The tenant is responsible for all utility usage charges.

The tenant has been granted an exclusive with respect to several of the parcels comprising the shopping center for its sale of linens and domestics, bathroom accessories, housewares, home furnishings, wall and floor coverings, decorative accessories, closet and shelving systems, and other items typically sold in Bed Bath & Beyond stores. Other merchants in the parcels affected by the restrictions may sell the same items on an incidental basis.

Borders Inc. Lease. The property is 37% leased to Borders, Inc. for use as a retail facility. The lease to Borders, Inc. is guaranteed by the parent company, Borders Group Inc. The initial lease term of 15 years commenced in November 1995 and expires in January 2011. The tenant has five successive options to extend the term for additional periods of five years each with rent increases of 7.5% for each five year period. Initial base rent was $330,000 and the rent increased to $354,000 in year six and will increase to $381,000 in year eleven for the duration of the term. In addition, supplemental annual rent is paid to ACRT in repayment of an improvement allowance granted to the tenant at an interest rate of 10.5% per year over the initial term of the lease in equal monthly installments.

The tenant is responsible for maintenance of the premises with the exception of the roof, floor slab, parapets, flashing, outer walls, capital improvements, structural portions, and underground utility installations, electrical conduits and wire. The tenant must reimburse ACRT for the tenant’s pro-rata share of common area charges, real estate taxes and insurance premiums. With regard to common area maintenance and real estate taxes, the tenant received a “Most Favored Tenant” status whereby the tenant will receive the most favorable terms of any tenant on the property. The tenant is responsible for all utility charges.

The tenant has been granted an exclusive on the property for the sale of books, periodicals, video products and/or music products unless the subject matter is directly related but ancillary to the primary use of another tenant and not more than 100 square feet are devoted to the display of such items.

Acquisition. On August 20, 1996, ACRT acquired a 49.95% interest in TMD Development, L.L.C., a Kansas limited liability company (“TMD”), which owns the fee title to the property, for $1,223,503, subject to the first mortgage loan described below. The interest was acquired from three unaffiliated individuals who continue to own the remaining 50.05% of the TMD interests. ACRT has obtained the agreement of certain of the holders of the remaining interests that they will agree to vote with ACRT on certain matters affecting the property. The day-to-day management of the property is performed by an entity controlled by the members who control the remaining interests. ACRT has a right of first offer and right of first refusal if the remaining TMD members desire to sell all or a portion of the remaining interests.

The property was acquired subject to a mortgage which had a principal balance at the time of closing of $7,572,994. Interest is payable on outstanding principal at a rate of 7.78% per year and amortization is based upon a 30-year schedule. The loan matures in March 2006.

CaroMont/Charlotte Area Properties

Description. The properties consist of four medical office buildings located in the Greater Charlotte, North Carolina metropolitan area. Specific information concerning the size, location and material lease terms are summarized in the table below. Each property is 100% leased to CaroMont Medical Group, Inc. for a term of 15 years. Each property consists of a single story building constructed from masonry and glass with a steel frame. Parking for each property meets or exceeds municipal requirements.

Leases. Each property is 100% leased to CaroMont Medical Group, Inc. for medical, dental and general office purposes pursuant to four separate leases. The leases commenced January 2001 and expire in December 2015. The rent shown below is net to ACRT as the tenant is responsible for all real estate taxes, insurance premiums, utilities and all other building operation expenses. The tenant is also responsible for performing all on-site maintenance of the properties.

The initial annual rent is increased by 1.5% in each subsequent year. Each lease offers the tenant two ten-year renewal options with the annual rental continuing to increase at the aforesaid specified rate.

Each lease grants the tenant an option to expand the building at a lease rate which is based upon prevailing interest rates, amortization schedules and ACRT’s cost of financing such expansion at the time the tenant exercises its expansion option. In the event the premises are expanded, ACRT has the right to extend the term of the particular lease so that a minimum of fifteen years remain on the term. The tenant has a right of first offer in the event ACRT wishes to sell a property.

Location	Lot Size (acres)	Building Size (s.f.)	Lease Term	2003 Annual Rent
2711 X-Ray Dr. CaroMont Hosp. Campus Gastonia, NC	3.38	18,654	15 years	$249,832

209 Park St. Belmont, NC	2.57	14,829	15 years	$183,326

700 N. Main St. Stanley, NC	3.12	8,323	15 years	$102,895

214 N. Cleveland Ave. Kings Mountain, NC	3.10	3,624	15 years	$44,802

Acquisition. In December 2000, ACRT, through separate wholly owned limited liability companies, acquired seven properties in a sale-leaseback transaction from the tenant, CaroMont Medical Group, Inc. and Gaston Memorial Hospital, Incorporated for an aggregate purchase price of $7,800,000.

Financing. On December 7, 2001, ACRT entered into a mortgage totaling $4,500,000. This mortgage carries a variable interest rate of 225 basis points over LIBOR and matures in December 2011.

Disposition. In 2001, ACRT sold three of the original seven properties for $1,724,206, net of closing costs and broker commissions.

Circuit City and OfficeMax/Wichita Property

Description. The property is located at the intersection of Kellogg Drive (Highway 54) and Ridge Road in Wichita, Kansas, and is part of a shopping center which presently includes a Kohl’s department store. The property is approximately 55% leased to Circuit City Stores, Inc. for an initial term of 20 years and approximately 45% leased to OfficeMax, Inc. for an initial term of 15 years. Circuit City occupies 37,591 square feet and OfficeMax occupies 30,446 square feet. The property is a 68,037 square foot retail facility on approximately 5.92 acres of land and was constructed in 1996. Parking is provided for approximately 574 spaces.

Circuit City Lease. The property is 55% leased to Circuit City for use as a retail facility. The initial lease term of approximately 20 years commenced in November 1996 and expires in January 2017. Tenant has five successive options to extend the term of the lease for additional periods of five years each. Initial base rent was $368,392 and the rent increased in year six to $405,983, and increases every five years thereafter by the lesser of 10% or the percentage increase in the Consumer Price Index. The increases to base rent during the renewal terms are determined by the same formula. The tenant is responsible for maintenance of its premises excluding the structural elements and roof. The tenant must also pay its pro-rata share of common area charges and will reimburse ACRT for its pro-rata share of real estate taxes. The tenant is responsible for all utility usage charges and insurance premiums.

The tenant has been granted an exclusive in the shopping center for the sale of consumer, office and automotive electronics products, computer hardware or software and entertainment media, cellular telephones, and household appliances, subject only to the rights of Kohl’s, a tenant in an adjacent shopping center not owned by ACRT.

OfficeMax Lease. The property is 45% leased to OfficeMax, Inc. to be used as a retail facility. The initial lease term of 15 years commenced in February 1997 and expires in January 2012. The tenant has five successive options to extend the term for additional periods of five years each. Initial base rent was $277,972 and the rent increased to $293,195 in year six and will increase to $308,418 in year eleven for the duration of the term. Rent during the extension periods increase approximately 4.7% for each five-year period. The tenant is responsible for maintenance of the premises with the exception of the roof, structural elements and parking lot repairs and in the final three years of the lease. ACRT is responsible for HVAC and sprinkler replacement. The tenant must reimburse ACRT for the tenant’s proportionate share of common area maintenance costs, insurance premiums and real estate taxes. With regard to special assessments, the tenant has a cap of $.16 per square foot and no liability for payments after 1999. The sellers agreed to fund any shortfall on account of the tenant’s cap on special assessments. See “Acquisition” below.

The tenant has been granted an exclusive in the shopping center for the sale of office, home office, school or business supplies or equipment; office furniture, electronics and copy center. The lease, however, recognizes the priority of Circuit City’s and Kohl’s pre-existing use. There is a possibility that the exclusive rights granted to OfficeMax against the portion of the shopping center occupied by Kohl’s would not be enforceable against a subsequent tenant occupying Kohl’s premises after a termination of the Kohl’s lease. In the event the OfficeMax exclusive is violated, tenant has the right to terminate the lease or pay a reduced rental. If this occurs, the sellers agreed to subordinate their right to distributions such that ACRT would get all of the cash flow from the property, including the seller’s portion thereof. See “—Acquisition.” OfficeMax also has a co-tenancy clause which allows it to pay a reduced rental in the event both Circuit City and Kohl’s no longer occupy the shopping center and no suitable replacement can be found.

Acquisition. On December 31, 1996, ACRT, through a wholly owned subsidiary, acquired a 70% interest in Rebox Development, L.L.C., a Kansas limited liability company (“Rebox”), which owns the fee title to the property, for $891,695, with ACRT taking title subject to the first mortgage loan described below. The interest was acquired from three unaffiliated individuals who continue to own the remaining 30% of the Rebox interests. ACRT has control over the disposition of Rebox’s assets and the property. The day-to-day management of the property is provided by an entity controlled by the sellers.

With respect to the OfficeMax lease, the sellers have agreed to fund to Rebox any amounts owed on account of special assessments in the event Rebox is unable to pass said costs through to OfficeMax. ACRT has a right of offset against distributions due to the sellers in the event the sellers fail to fund this obligation. The sellers have also agreed to subordinate their right to receive distributions in the event OfficeMax exercises certain of its rights with respect to its exclusive. ACRT has a right of first offer and right of first refusal if the sellers desire to sell all or a portion of their remaining interests.

The property was acquired subject to a first mortgage loan which has a principal balance of $4,900,000. Interest is payable on outstanding principal at a rate of 8.65% per year and amortization is based upon a 25-year schedule. The loan matures in March 2008, at which time a balloon payment of $3,734,983 will be required.

Federal Express/Memphis Property

Description. The property is located in the MIAC Industrial Park at the intersection of Memphis International Airport Center Drive and Prescott Boulevard. The property is adjacent to Memphis International Airport and is approximately one-half mile from Federal Express World Headquarters. The property is 100% leased to Federal Express Corporation for an initial term of ten years. The property is a 30,000 square foot one-story brick, glass, and concrete tilt wall steel frame structure on 4.13 acres which was constructed in 1994. The paved parking area has approximately 145 spaces. On March 25, 2004, ACRT entered into an agreement to sell this property. The sale is scheduled to close in the second quarter 2004.

Lease. The property is 100% leased to Federal Express Corporation for use as an office/training center. The initial lease term of approximately 10 years commenced in February 1994 and expires in February 2004. The tenant has one renewal option of five years. The rent is $279,300 per year during the first five years of the initial term and $296,100 during the final five years of the initial term. On January 15, 2004, ACRT entered into a lease extension on this property through February 14, 2009 at the following rents: February 2004 to February 2007, $210,000 per year and February 2007 to February 2009, $240,000 per year. In addition, ACRT is obligated to pay a tenant improvement allowance of $146,971 to the tenant. The tenant is responsible for utilities, non-structural maintenance and repairs, insurance, common area maintenance, landscaping and property taxes.

Federal Express has the option during the initial term of the lease to lease an addition to the building of up to 7,500 square feet to be erected in order to enlarge the floor area of the building; provided, however, that if the tenant exercises its right to expand on or after the eighth anniversary of the commencement date, tenant must simultaneously exercise its option to renew. The basic rent under the lease will be increased by an amount mutually agreeable to landlord and tenant for the period from the date of completion of the expansion.

Acquisition. In June 1994, ACRT, through a wholly owned subsidiary, acquired the property from an unaffiliated third party for a purchase price of $2,650,000.

GART Sports/Sacramento Property

Description. The Sacramento property is located in Sacramento, California at 1700 Challenge Way (a/k/a 1700 Arden Way) and located across from the Arden Way regional mall. The property is 100% leased to GART Sports Company (“GART”), the successor by merger to Sportmart, Inc., for an initial term of 20 years for use as a retail facility. The store, on the 2.97 acre property, is a 40,145 square foot one-story concrete block structure, with a wood and stucco veneer, which was constructed in 1985. The paved parking area has approximately 112 spaces with the right to use additional parking spaces at the adjacent site.

Lease. The property is 100% leased to GART for use as a retail sale facility for sporting goods, athletic apparel and related goods. In 2003, GART merged with The Sports Authority. The initial lease term of approximately 20 years commenced in August 1994 and expires in January 2015. The tenant has two renewal options of 10 years each. The base rent is $462,250 per year until January 31, 2005 and then increases on February 1, 2005 based upon a formula tied to increases in the Consumer Price Index to a maximum of $520,031 for the duration of the initial lease term. The tenant is responsible for utilities, structural and non-structural maintenance and repairs, insurance, common area maintenance, landscaping and property taxes.

The tenant has been granted a right of first offer, effective after the second lease year, in the event landlord desires to sell the property. ACRT is obligated to first offer the tenant the right to purchase the property on terms and conditions that ACRT would accept on the open market. If the tenant declines to purchase the property, ACRT has the right to sell the property to any third party on substantially the same terms and conditions offered to the tenant within 120 days after notice of the tenant’s decision not to purchase. If the 120 day period expires, or if ACRT wishes to sell the property on terms and conditions which are materially different, ACRT must again offer the property to the tenant.

ACRT is prohibited from entering into a lease with another tenant for a use involving the sale of sporting goods, sports apparel and athletic footwear within a two-mile radius of the property. In the event of a taking by the state through eminent domain or other similar action of (1) any portion of the building, (2) 15% of the parking area, or (3) which results in a permanent denial of access from Arden Way, the lease provides for payment of the first $5,160,000 of any condemnation award to ACRT, and for the excess to be split evenly between ACRT and the tenant.

Acquisition. On December 1, 1994, ACRT, through a wholly owned subsidiary, acquired the property from an unaffiliated third party for a purchase price of $4,550,000.

On December 31, 2002, ACRT entered into a new variable rate mortgage totaling $4,414,500 and utilized a portion of the proceeds to repay the existing mortgage on the property. The refinancing resulted in approximately $1,307,000 of net proceeds being distributed to ACRT, which were used for working capital and investment purposes. The new mortgage carries a variable interest rate of 206 basis points over 30-day LIBOR and matures on December 31, 2007. On January 15, 2003, ACRT entered into an interest rate cap transaction with PNC Bank which effectively caps the interest rate on the mortgage at 7.45%.

Hollywood Video/Marietta (Atlanta) Property

Description. The property is located at Route 120 and Barrett Parkway in Marietta (Atlanta), Georgia. The property is an out parcel of a shopping center which is anchored by a Target store. The property is leased to Hollywood Entertainment Corporation for an initial term of 15 years. The 7,488 square foot retail facility on approximately 0.75 acres of land is constructed of brick, masonry and glass and was completed in December 1996. There is on-site parking with 46 spaces.

Lease. The property is 100% leased to Hollywood Entertainment Corporation for use as a Hollywood Video store. The initial lease term of 15 years commenced in December 1996 and expires in December 2011. The tenant has two five year renewal options. The initial annual base rent was $138,031 for the first five years with an adjustment in year six to $154,388, which was based upon the percentage increase in the Consumer Price Index for All Urban Consumers, provided that the increase did not exceed 12% of the annual rent during the first five-year period. Annual base rent during the renewal terms are determined in accordance with the same formula. The tenant is responsible for all real estate taxes, insurance premiums, utilities, operating expenses and roof and structure maintenance.

Acquisition. On March 31, 1997, ACRT, through a wholly owned subsidiary, acquired the property for cash for a purchase price of $1,315,000.

LA Fitness/Ft. Washington Property

Description. The property is located in Ft. Washington, Montgomery County, Pennsylvania on seven acres of land at the intersection of Virginia Drive and Office Center Drive. The approximately 41,000 square foot building was completed in December 2003 and is leased to L.A. Fitness with a January 2004 rent commencement date. There is on-site parking with 289 spaces.

Lease. The property is 100% leased to L.A. Fitness International. The initial lease term of fifteen years commenced in January 2004. The tenant has three five-year renewal options at an increased rental. The base rent for years one through five is $741,600. The rent increases every five years by the lesser of CPI or 10%. The tenant is responsible for all property expenses and real estate taxes.

Acquisition. In December 2002, ACRT acquired a 50% limited partnership interest in Fort Washington Fitness, LP, a Pennsylvania limited partnership, for a cash investment of $1,000,000 plus its pro-rata share of Fort Washington Fitness, LP’s obligation under the construction and permanent loan. The remaining 50% partnership interest in Fort Washington Fitness, LP is held by Cedar Shopping Centers, Inc., an NYSE-listed REIT (“CDR”). The day-to-day management of the property will be performed by an entity controlled by Cedar. ACRT is entitled to a 12% preferred return on its equity investment and has a priority with respect to refinancing and sale proceeds distributed to the partners. ACRT has a right of first refusal and tag-along rights if Cedar desires to sell all or a portion of the property or Cedar’s interest in the partnership. ACRT also can force a sale of the property after 2006 and at anytime under certain circumstances.

The property was acquired subject to a combination construction/permanent mortgage in the amount of $5,000,000. The interest rate during construction is 275 basis points over 90-day LIBOR with a floor rate of 5.75%. The three year mini-permanent loan is at 275 basis points over 90-day LIBOR with a floor rate of 5.75%. The principal and interest payment schedule is based upon a 25-year amortization.

Toys R Us and National Amusements, Inc./New York City Property

Description. The property is located in New York City (Queens), New York on the Whitestone Expressway at the intersection of 28th Avenue. The property is leased to Toys R Us under two separate leases for a Toys R Us and Kids R Us facility and National Amusements, Inc. In 2003, Kids R Us announced it would cease operations. It recently announced that it will close this location on May 1, 2004, and that it is currently in negotiations to sublease this location to a national pet supply company. The property was built and completed in July 1999 and consists of approximately 139,000 square feet located on approximately 9.75 acres of land. The building has two levels with the movie theater occupying the entire second level. There are 1,200 spaces available for parking including off-site parking.

Toys R Us Leases. The property is approximately 45% leased to Toys R Us NY LLC for use as a retail facility. Toys R Us executed two separate leases, one for 43,999 square feet for use as a Toys R Us store and the other for 19,703 square feet for use as a Kids R Us store. The leases are guaranteed by the parent company, Toys R Us Delaware, Inc. The initial lease terms of 20 years commenced upon the completion of construction in July 1999 and expires in July 2019. The tenant has four successive options to extend the term of the leases for additional periods of five years each with rent increases for each five-year period. Minimum base rent initially is $1,082,934 per year for years 1 through 5 and the rent increases to the lesser of:

•	the product of the minimum base rent for year one and twice the percentage increase in the Consumer Price Index or

•	the following minimum base rentals:

•	$1,191,227 per year for years 6 through 11;

•	$1,310,350 per year for years 11 through 15; and

•	$1,441,576 per year for years 16 through 20.

During the renewal periods, the tenant would also be obligated to pay percentage rent if sales exceed certain specified breakpoints. The tenant is responsible for maintaining the premises and the landlord is responsible for the structural elements including the roof and parking areas. The tenant must pay its pro-rata share of common charges and will reimburse the landlord for its pro-rata share of real estate taxes and insurance premiums. The tenant is responsible for all utility charges.

Toys R Us has been granted an exclusive for the sale of items customarily carried by a modern toy store and children’s specialty store and the exclusive also applies to certain other property owned by Triangle Equities, Inc. (“Triangle”), ACRT’s joint venture partner in this transaction and developer of the project. Triangle has agreed to hold ACRT harmless in the event this exclusive is breached as a result of activities on its other properties.

National Amusements, Inc. Lease. The property is approximately 55% leased to National Amusements, Inc. for use as a 12-screen multiplex movie theater. The initial lease term of 20 years commenced upon the tenant’s occupancy in May 1999 and expires in May 2019. The tenant has five successive options to extend the term of the lease for additional periods of five years each with rent increases of approximately 9% for each five-year period. Base rent will be:

•	$1,983,487 for the first 5 years;

•	$2,024,175 in year 6;

•	$2,206,175 in years 7 through 11; and

•	$2,404,508 in years 12 through 15, for the duration of the term.

The tenant is also obligated to pay percentage rent on 8% to 10% of gross sales above specified breakpoints. In 2002 and 2003, the tenant paid percentage rent of $497,320 and $644,616, respectively. The 2002 percentage rent of $238,322 represented payment for 2000 percentage rent and $406,294 represented 2001 percentage rent. For the year ended December 31, 2002, $477,616 in percentage rent was billed and collected in 2003. The tenant is responsible for maintenance of its premises and the landlord is responsible for the structural elements including the roof and parking areas. The tenant must pay its pro-rata share of common charges and will reimburse the landlord for its pro-rata share of real estate taxes and insurance premiums. The tenant is responsible for all utility charges.

The tenant has been granted an exclusive with respect to the property for its use as a movie theater.

Joint Venture. In June 1998, ACRT acquired a 40% interest in Triangle Plaza II LLC, a New York limited liability company (“TP II LLC”), for a cash investment of $4,473,900 plus its pro-rata share of TP II LLC’s obligation under the construction loan and permanent loan. The remaining 60% of the TP II LLC interests are held by Triangle. The day-to-day management of the property will be performed by an entity controlled by Triangle. ACRT is entitled to a 12% preferred return on its equity invested and has a preferred position with respect to refinancing or sales proceeds distributed. ACRT has a right of first refusal and tag along rights if Triangle desires to sell all or a portion of the property or Triangle’s interest in TP II LLC.

Nomura Asset Capital Corporation (“Nomura”) provided a combination construction/permanent loan. Upon completion of construction, permanent loan proceeds were to be $24,600,000. The interest rate of the Nomura permanent loan was 7.57% and was amortized over a period of 30 years. In August 2000, TP II LLC refinanced the Nomura permanent loan with a new permanent loan from CIBC totaling $26,307,584 at an interest rate of 7.44% and amortization over a 30-year schedule. The new loan has a 10-year term. The refinance resulted in approximately $1,400,000 of net proceeds distributed to ACRT.

The Sports Authority and OfficeMax/Lilburn (Atlanta) Property

Description. The property is located at U.S. Highway 78 and Payton Drive, in Lilburn (Atlanta), Gwinnett County, Georgia. The property is approximately 65% leased to The Sports Authority for an initial lease term of 20 years and approximately 35% leased to OfficeMax for an initial lease term of 20 years. The Sports Authority occupies 43,393 square feet and OfficeMax occupies 23,532 square feet for a total of 66,925 square feet on approximately seven acres of land. The building was constructed in 1996 and consists of steel frame and masonry construction. Parking is provided for approximately 340 parking spaces.

The Sports Authority Lease. The property is approximately 65% leased to The Sports Authority for use as a retail facility. In 2003, The Sports Authority and GART Sports Company merged. The initial lease term of 20 years commenced on May 23, 1996, and expires on May 31, 2016. The tenant has four successive options to extend the term of the lease for additional periods of five years each. Base rent for the initial term was $357,992. Base rent increases by 5% for each five-year option period. The tenant is responsible for maintaining its premises, including its roof and parking areas, as well as all utility charges. The tenant must maintain casualty and liability insurance; however, the tenant may self-insure its obligations to restore so long as its net worth exceeds $100,000,000. The tenant will reimburse ACRT for its pro-rata share of all real estate taxes. ACRT is responsible for maintenance and repair of the structure and underground utilities and for parking area replacement.

The tenant has been given an exclusive for the sale of sporting goods, including athletic sportswear and apparel, athletic footwear and general recreational merchandise.

OfficeMax Lease. The property is approximately 35% leased to OfficeMax for use as a retail facility. The initial lease term of 20 years commenced June 6, 1996, and expires on June 30, 2016. The tenant has four successive options to extend the term of the lease for additional periods of five years each. Base rent for the initial term is $229,437. Base rent increases approximately $11,766 for each five-year option period. The tenant is responsible for maintaining the premises, building systems and all utility charges. The tenant will reimburse ACRT for its pro-rata share of all real estate taxes, casualty insurance premiums and parking area maintenance. ACRT is responsible for maintenance and repair of the roof and structure and for parking area replacement.

The tenant has been given an exclusive for the sale of office products, including school products, business supplies and equipment and office furniture and electronics.

Acquisition. On September 24, 1997, ACRT, through a wholly owned subsidiary, acquired the property for a purchase price of $5,958,000.

ACRT acquired the property and assumed the existing first mortgage loan which had an outstanding principal balance of approximately $4,544,830. Interest is payable on outstanding principal at the rate of 8.49% per year and amortization is based upon a 30-year schedule. The loan matures in July 2017.

Sears/San Antonio Property

Description. The property is located at Northwest Loop 410 in San Antonio, Texas. The property is leased to Sears, Roebuck and Co. for an initial term of 15 years and consists of a one-story steel frame retail facility with an aluminum and glass storefront on 3.48 acres. The property was constructed in October 1995 and consists of approximately 34,414 square feet with a paved parking area of approximately 168 spaces.

Lease. The property is 100% leased to Sears, Roebuck and Co. for use as a Sears Homelife Furniture Store retail sales facility. The initial lease term of approximately 15 years commenced upon completion of construction in October 1995 and expires in September 2010. The tenant has two renewal options of five years each at an increased rental. The base rent as of the commencement date was $289,077; rent increased in the sixth year to $306,285 and in eleventh year to $323,492. The tenant is responsible for the cost of all insurance premiums, and real estate taxes and maintenance of the building’s interior and heating, ventilation and air conditioning system. Tenant is also responsible for the costs of exterior and public area maintenance, subject to a cap of $.78 per square foot that increases by 6% annually. ACRT is responsible for repair and replacement of the building’s structure, roof, parking areas and certain building systems. On July 11, 2001, the Sears Homelife store was closed. On October 1, 2001, the tenant vacated the property. Sears Roebuck & Co., as the guarantor on the lease, has continued to pay rent on a current basis and, as of November 2003, it has subleased this property to BEL Furniture Co. for the remainder of the original lease term.

Acquisition. On December 29, 1995, ACRT, through a wholly owned subsidiary, acquired the property from an unaffiliated third party for an aggregate purchase price of $2,817,500.

The property was acquired with non-recourse financing of $2,000,000 at an interest rate of 7.72% per year with amortization over 25 years. The loan matures in January 2006.

United Technologies Automotive/Plymouth Property

Description. The property is located in Plymouth, Indiana, within the 700-acre Plymouth Industrial Development Park, near the intersection of Routes 30 and 31. The building was constructed under a build-to-suit lease for United Technologies Automotive, Inc. (“UTA”) and was completed in August 1994. The 105,600 square foot building on approximately 30 acres of land is being used by UTA as a distribution center.

Lease. The property is 100% leased to UTA. The lease is guaranteed by UTA’s parent company, United Technologies Corporation. The initial lease term of 15 years commenced in December 1995 and expires in December 2010. The lease may be renewed by the tenant for either a five-year period with two additional option periods of five years each on the same terms as the lease; or for a 10-year period with one additional option period for five years on the same terms and conditions as in the lease except that the rental increases in the option period are 6% for the first five years and 7.5% each five years thereafter. The initial base rent was $315,000, which increases approximately 6% every three years. The tenant is responsible for all property expenses and real estate taxes.

The tenant has an option to expand the building at a lease rate which is based upon interest rates, amortization schedules and costs at the time of the expansion. If the tenant elects to expand the building and ACRT agrees to fund the cost, the lease term will extend to a date fifteen years from the completion of the expansion. The tenant has a right of first offer in the event ACRT wishes to sell the property at a mutually agreeable price.

Acquisition. On December 15, 1995, ACRT, through a wholly owned subsidiary, acquired the property for an aggregate purchase price of $3,495,000 after applicable credits, including $900,000 paid directly to UTA.

ACRT obtained permanent financing in March 1996 in the amount of $2,500,000 at an annual interest rate of 6.86%. Amortization is based upon an amortization schedule of 20 years for loan years one through nine; and an eight year amortization schedule for loan years ten through fifteen. The loan matures in May 2011.

Walgreen/Memphis Property

Description. The property is located approximately six miles northeast of downtown Memphis, Tennessee at the intersection of Range Line Street and James Road in Shelby County. The property is approximately 88% leased to Walgreen Co. for an initial term of 50 years and 12% leased to H & R Block, Eastern Tax Services, Inc. for an initial term of four years. The property is a free standing masonry retail facility of approximately 14,294 square feet on 1.149 acres, which was constructed in 1993. The paved parking area has 55 spaces.

Walgreen Lease. The property is 88% leased to Walgreen Co. for use as a retail facility. The initial lease term of 50 years commenced in January 1993 and expires in December 2042. Tenant has the option to terminate the lease after the 20th lease year and every five years thereafter. The lease calls for fixed rent of $141,747 per year and there is a provision for additional percentage rent which is capped at an amount equal to the fixed rent. The tenant is responsible for insurance premiums, utilities and some non-structural maintenance and repairs to the interior of the premises. The landlord is responsible for repairs to the exterior and structural portions of the premises.

H & R Block Lease. The property is 12% leased to H & R Block, Eastern Tax Services, Inc., a national franchise which offers tax preparation services. The initial lease term of four years commenced in May 1994 and expired in May 1998; however, the lease was extended through April 2006. The tenant has no other renewal options. The rent was $15,750 per year until May 1998 and then increased to $16,538. In May 2003, the rent increased to $17,027. The tenant is responsible for utilities, all non-structural repairs, insurance and property taxes. The landlord is responsible for structural and roof repairs.

Acquisition. On July 1, 1994, ACRT, through a wholly owned subsidiary, acquired the property from an unaffiliated third party for a purchase price of $1,425,000. ACRT acquired the property subject to the existing non-recourse mortgage financing from an unaffiliated third party with an outstanding principal balance of approximately $1,140,000. The loan provides for an interest rate of 9.5% per year, with the loan fully amortized over its term. The loan was to mature in June 2013. This loan was paid off in February 2002 with proceeds from ACRT’s secured credit facility.

Giant Food/Levittown, Pennsylvania

Description. The property is located on New Falls Road, near the intersection with New Rogers Road (SR 413) in Levittown, Bucks County, Pennsylvania. The property is leased for an initial term of twenty years and consists of a single story steel frame retail facility on 4.7 acres. The property was constructed in 1987 and is approximately 40,100 square feet.

Lease. The property is 100% leased to Giant Food Store, a subsidiary of Royal Ahold, N.V. The initial term of twenty years commenced in 1987 and expires in August of 2007. The annual base rent is $332,028. The tenant is responsible for all real estate taxes, insurance, utilities and expenses of the building with the exception of roof and structure.

The tenant has outgrown this location and may be relocating to a new store. Under the terms of the lease, ACRT has the option, but not the obligation, to terminate the lease twelve months after the tenant vacates the building. The tenant does not have the right to sublet without the consent of ACRT. The tenant is required to pay rent and expenses of the building until August of 2007. ACRT believes that the current rent being paid by Giant, which was negotiated in 1987, is below market and ACRT expects to be able to re-rent the property at higher rents prior to 2007 when the lease expires.

Acquisition. In March 2003, ACRT formed Levittown-ARC, LP and acquired the property for a total purchase price of approximately $3,500,000 payable $1,000,000 in cash and assumed the existing first mortgage loan described below. ACRT invested $200,000 for a 20% limited partnership interest in Levittown-ARC LP and the remaining 80% interest is owned by third party investors. ACRT, through a wholly owned subsidiary, acts as the managing general partner and also receives an additional 32% of the available cash flow or capital proceeds in excess of a 9% preferred return to the limited partners.

The property was acquired subject to a mortgage which had an outstanding principal balance of approximately $2,500,000 at closing. Interest is payable at a rate of 7.2% per year and amortization is based upon a 30-year schedule. The loan matures on August 11, 2028, at which time a balloon payment of $267,000 will be required. On August 11, 2008, ACRT has the option to prepay the balance in full. If ACRT chooses not to prepay the mortgage, the interest rate increases to an annual rate of 12.2% for the remainder of the term.

Levitz, Babies R Us, Wade Odell Wade/Paramus, New Jersey

Description. The property is located on approximately 13 acres on Route 17 in Paramus, New Jersey. The property is 100% leased under long-term leases. The property was constructed in 1974, renovated in 1998 and is approximately 154,000 square feet.

Levitz Lease. The property is leased to Levitz Furniture under a long-term lease that is at below market rent. Levitz occupies 91,103 square feet of two-story retail space for an initial term expiring in 2019 at a rent of $12.49 per square foot. Levitz is responsible for all property expenses.

Babies R Us Lease. The property is leased to Babies R Us under a long-term lease that is at below market rent. Babies R Us occupies 39,220 square feet of single story retail space for an initial term expiring in 2018 at a rent of $14.74 per square foot.

Wade Odell Wade Lease. The property is leased to Wade Odell Wade under a five-year lease term at market rent. Wade Odell Wade, a United Van Lines padded van service, occupies 23,355 square feet of warehouse space at the rear of the building for an initial term expiring in 2007 at a rent of $7.50 per square foot.

Acquisition. On May 21, 2003, ACRT purchased a 40% tenant-in-common interest in the Paramus Plaza in Paramus, New Jersey for a purchase price of $2,400,000 and the assumption of a 40% interest in the first mortgage on the property in the total original principal amount of $15,000,000 at an interest rate of 7.46% on a 30-year amortization schedule. The remaining 60% tenant-in-common interest in the property is held by an affiliate of the Advisor. The mortgage matures in October 2011.

Willow Grove Property

Description. The development property is located in Willow Grove, Pennsylvania at the intersection of Route 611 and Route 276. The 12 acre site is expected to be developed as a hotel and theme restaurant park. Currently, the hotel is under contract and there are signed letters of intent on four theme restaurants.

Acquisition. On October 3, 2003, ACRT, through Willow Grove ACRT, LLC (“Willow Grove ACRT”), a wholly owned subsidiary of ACRT, entered into an operating agreement with Willow Grove, LLC. Willow Grove ACRT has a 25% member interest in Willow Grove, LLC. Additionally, Willow Grove ACRT will fund up to a maximum of $550,000 in the form of a loan (the “Willow Grove Loan”), to Willow Grove, LLC at an interest rate of 12% per year payable monthly. The Willow Grove Loan matures on April 1, 2006. The purpose of the Willow Grove Loan is to fund pre-construction costs in connection with the development of 12 acres of land located in Willow Grove, Pennsylvania. The Willow Grove Loan is secured by a second mortgage on 42 acres of land held by an affiliate of the managing member of Willow Grove, LLC. Willow Grove ACRT is not required to make any capital contributions in excess of the maximum amount of the Willow Grove Loan.

At any time prior to the commencement of construction but in no event later than 30 months from the date of execution of the operating agreement, the managing member will have the option to purchase Willow Grove ACRT’s ownership interest for an amount equal to (a) the greater of $250,000 or the highest outstanding loan balance not to exceed $550,000 plus (b) payment of any outstanding loans, plus accrued interest, made by Willow Grove ACRT. Additionally, Willow Grove ACRT has the option to sell its 25% ownership interest to the managing member at the earlier of 30 months from the date of the execution of the operating agreement or the completion of the project and receipt of a certificate of occupancy for an amount equal to (a) the greater of $250,000 or the highest outstanding loan balance not to exceed $550,000 and (b) repayment of any loan, plus accrued interest, made by Willow Grove ACRT.

As of December 31, 2003, Willow Grove ACRT has made loans totaling $150,000 under this agreement.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Class A Common Stock. As of April 15, 2004, there were 3,181,540 shares of Class A Common Stock outstanding. The following table sets forth, as of April 15, 2004, the beneficial ownership of shares of:

•	each person who holds more than a 5% interest in ACRT;

•	the directors of ACRT;

•	the executive officers of ACRT; and

•	the directors and executive officers of ACRT as a group.

	No. of Shares		Percentage of Outstanding Shares
Robert J. Ambrosi (1)	33,074	(2)	1.0%
James Steuterman	0	(2)	0
Richard G. Kelley	2,702	(2)	*
Garrett E. Sheehan	0	(2)	0
Mervin H. Goldman	4,000	(2)	*
Dietmar George	0	(2)	0
Marc Perel	2,702		*
Claudia Graff	540		*
Stanley Morrow	0		0
Joseph Morena	3,242		*
Bruce Nelson	5,202		*

All directors and executive officers as a group	51,462		1.6%

*	Represents less than 1% of the outstanding Shares.

(1)	The address for all persons named is 1401 Broad Street, Clifton, NJ 07013.

(2)	Excludes 650,000 shares which could be acquired by the Advisor, which is controlled by Mr. Ambrosi, through the exercise of stock options. Also excludes 5,000 shares for each of Messrs. Steuterman, Kelley, Sheehan, Goldman and George which could be acquired through the exercise of stock options.

Class B Common Stock. As of April 15, 2004, there were 166,397 shares of Class B Common Stock outstanding. All of the currently issued and outstanding Class B Common Stock is beneficially owned by Working Capital Invest, N.V.

The Board of Directors has the authority to issue Class C Common Stock to management of ACRT and the Advisor. However, the Board of Directors intends to issue Class C Common Stock only in the event of a threatened or actual takeover of ACRT. The Class C Common Stock has ten votes per share, and, if issued, could give management and/or the Advisor effective control over the affairs of ACRT, including the election of all of the Directors of ACRT.

ACRT is not aware of any arrangements which may, at a subsequent date, result in a change in control of ACRT.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

As of April 15, 2004, ACRT has seven Directors, five of whom are Independent Directors. The Directors and executive officers of ACRT are as follows:

NAME	OFFICE
Robert J. Ambrosi#	Chairman, President and Class III Director
James Steuterman*+	Class III Director
Richard G. Kelley*+#	Class II Director
Garrett E. Sheehan*	Class II Director
Mervin H. Goldman, CPA*+#	Class I Director
Dietmar George*	Class I Director
Marc Perel, CPA	Executive Vice President and Class II Director
Claudia Graff	Vice President
Stanley Morrow, Esq.	General Counsel and Secretary
Joseph M. Morena	Treasurer
Bruce Nelson, CPA	Chief Financial Officer

*	Independent Director

+	Member of the Audit Committee

#	Member of the Compensation Committee

Robert J. Ambrosi, 53, is Chairman, President and a Class III Director of ACRT, and President and founder of ARC Properties, Inc., an affiliate of the Advisor. Mr. Ambrosi has more than 25 years of experience in the acquisition, development and management of real estate projects internationally. He began his real estate career as a real estate investment analyst for the Mutual Life Insurance Company of New York. From 1976 to 1978, he was Vice President of Marcil Properties, Inc. a Canadian-based investment company which concentrated on the acquisition of U.S. real estate on behalf of foreign-based investors. Mr. Ambrosi is also the co-founder and President of Tibor Pivko + Company, a real estate company which acts as an advisor to foreign-based investors and has activities in the United States, Europe and the Middle East, and has acted as managing principal in more than 50 separate real estate entities. Mr. Ambrosi is also President and owner of ARC Financial Services, Inc., which is a member of the NASD. Mr. Ambrosi has a Bachelor of Science degree in Engineering from the New Jersey Institute of Technology, a Masters degree in Finance from Rutgers University and a Senior Certificate in Real Estate from New York University.

James M. Steuterman, 47, is a Class III Director of ACRT and is a Senior Vice President of Toll Brothers Realty Trust (“Toll”), a commercial development and management firm specializing in retail, multi-family and office development. Mr. Steuterman joined Toll in 2002. Toll Brothers Realty Trust is an affiliate of Toll Brothers, Inc. (NYSE: TOL), a Fortune 1000 company and the nation’s leading builder of luxury homes. Prior to joining Toll, Mr. Steuterman was the Chief Operating Officer of New Plan Excel Realty Trust (“New Plan”), a publicly traded real estate company with a national portfolio of property investments exceeding $3.0 billion. In addition, Mr. Steuterman was a member of New Plan’s Board of Directors and its Investment Committee. Prior to 1984, Mr. Steuterman worked with Schnuck Markets, Inc., a regional grocery chain, and Baur Properties, a developer of suburban office parks and warehouse space. Mr. Steuterman holds a Business degree from the University of Missouri and is an active member of the International Council of Shopping Centers and National Association of Real Estate Investment Trusts.

Richard G. Kelley, 72, is a Class II Director of ACRT and the former Chairman, Chief Executive Officer, and Director of Citizens First National Bank. Mr. Kelley has more than 35 years of banking experience and has been Chairman, President, Chief Executive Officer, and Director of three commercial banks. He was president of the American Institute of Banking and was also a presidential appointment as a full-time consultant for the U.S. Department of Commerce in Washington, D.C., and appointed by the Governor as a member of the State of New Jersey Banking Advisory Committee. Mr. Kelley attended the Rutgers University Stonier Graduate School of Banking where he was president of his class, and subsequently, a faculty member and member of the Board of Regents. He has a Bachelor of Science degree in Management from Quinnipiac College where he is currently trustee, member of the Executive Committee and Chairman of the Academic Affairs Committee. Mr. Kelley received his J.D. degree from Quinnipiac University in 2002.

Garrett E. Sheehan, 55, is a Class II Director of ACRT, and is presently Managing Director of Sentinel Real Estate Investment Corporation, a real estate advisory and investment management firm. Prior to joining Sentinel in 1999, he was a Managing Director of Jones Lang Wootton, an international real estate services and advisory firm. In his ten years at Jones Lang Wootton, he was a broker/dealer affiliate, and a partner in its national Investment Sale and Finance Group. Prior to joining Jones Lang Wootton, he was a Vice President of the Pivko Group and a Commercial Loan and Acquisition Officer for Travelers Insurance in its Real Estate Investment Department. He received a Bachelor of Arts degree from Trinity College in Hartford, Connecticut and a graduate degree from Oxford University in England.

Mervin H. Goldman, CPA, 76, retired, is a Class I Director of ACRT and was formerly a Senior Partner in, and founder of, the accounting firm of Dorfman, Goldman, Stobezki & Goldman, P.A. Mr. Goldman founded Dorfman & Goldman in 1974 and has over 20 years of experience in public accounting and financial planning. Prior to 1974, Mr. Goldman held positions of Vice President of Finance and Operations and Treasurer for firms in the textile industry. In 1994, Mr. Goldman was appointed to the Advisory Board of Valley National Bank, in Wayne, New Jersey. Mr. Goldman received a Bachelor of Science degree in Accounting from New York University. In addition to being a Certified Public Accountant, he is also a member of the New Jersey CPA Society and the American Institute of Certified Public Accountants.

Dietmar George, 49, is a Class I Director and is a Managing Director and Principal of GLL Real Estate Partners (“GLL”), an international real estate advisory and management firm which he formed with majority shareholders Lend Lease (London) and Assicurazioni Generali. Prior to forming GLL, Mr. George was a Managing Director of HVB Capital Markets, Inc. (“HVBCM”), the New York-based U.S. investment banking subsidiary of Munich-based HypoVereinsbank, Germany’s second largest bank and Europe’s largest real estate lender. He also serves as chief executive of entities investing in retail and office properties. Mr. George is a frequent speaker at real estate conferences both in Germany and in the U.S. and has authored several articles in real estate, finance and business publications. Mr. George has earned dual masters degrees in Business Administration, University of Giessen, and in Economics, Kansas State University, Manhattan, Kansas.

Marc Perel, CPA, 50, is a Class II Director and Executive Vice President of ACRT and has been Senior Vice President of ARC Properties, Inc. since 1985. From 1984 to 1985, Mr. Perel was employed by Secured Properties, Inc., a real estate investment company. From 1977 to 1984, Mr. Perel was with Zimmerman & Co., a certified public accounting firm, where he became head of the firm’s real estate department in 1980 and a partner in 1984. During that period, he was responsible for due diligence, property audits, investor reporting, tax planning and investment analysis. In addition to his accounting experience, Mr. Perel has experience in and continues to be involved with real estate development and property management. Mr. Perel has a Bachelor of Science degree in Accounting from Long Island University and is a Certified Public Accountant.

Claudia Graff, 55, is Vice President of ACRT and Vice President of ARC Properties, Inc., since 1985 and has more than 17 years of experience in the acquisition and analysis of credit lease properties. Ms. Graff is currently responsible for the screening of properties submitted to ACRT and the coordination of market research and valuation data. Prior to her involvement in the real estate business, Ms. Graff was an office and systems administrator for the Security Mutual Life Insurance Company in Kearney, Nebraska.

Stanley Morrow, Esquire, 50, is the General Counsel of ARC Properties, Inc. and General Counsel and Secretary of ACRT. Mr. Morrow has a B.A. degree from the State University of New York at Buffalo and received his J.D. degree from the Benjamin Cardozo School of Law in New York City. Prior to joining ACRT in 2001, Mr. Morrow practiced law in his own firm specializing in commercial real estate including office, industrial and retail leasing, real estate contracts, land use, municipal law and bankruptcy. Prior to forming his own firm in 1987, Mr. Morrow was associated with a New Jersey law firm and was law clerk for the presiding judge in the Chancery Division family court in Bergen County, New Jersey. Mr. Morrow is admitted to the bar in the states of New York, Florida and New Jersey.

Bruce Nelson, CPA, 49, is the Chief Financial Officer of ACRT and Controller of ARC Properties, Inc. Mr. Nelson, who is a Certified Public Accountant, holds a Bachelor of Science degree in Accounting from William Paterson College of New Jersey and a Masters degree in Business Administration and Finance from Farleigh Dickinson University. Prior to joining ACRT in 1996, Mr. Nelson held a variety of financial and accounting positions, most recently as Controller and Treasurer for the Cirkus Real Estate Group, one of the largest real estate developers and property managers in New Jersey. Prior to that, Mr. Nelson was the Corporate Accounting Manager for Becton, Dickinson & Co., a Fortune 500 company. Mr. Nelson is responsible for all accounting operations of ACRT.

Joseph M. Morena, 50, is Treasurer of ACRT. Prior to joining ACRT in 1996, Mr. Morena was Vice President and Chief Financial Officer of Tel-Save Holdings Inc., a publicly traded telecommunications company. From 1980 to 1993, Mr. Morena was Vice President and Treasurer of Air & Water Technologies Inc., a publicly traded international engineering and construction company. Mr. Morena has substantial experience in corporate finance, including capital raising in the public IPO market, bank loan, public bond and private placement markets. Mr. Morena also has significant business management experience in the area of financial statement preparation and control, as well as communication of financial performance to institutional investors. Mr. Morena is a graduate of New York University from which he received BS and MBA degrees in Banking and Finance.

Compensation of Directors

Each independent director receives annual compensation of $5,000, a meeting fee of $1,000 for each Board meeting and a committee meeting fee of $500 for all committee members, plus costs of attending meetings. In addition, each Independent Director has been awarded an option under the Option Plan to purchase 5,000 shares of Class A Common Stock.

Audit Committee

The Audit Committee has three members, Messrs. Goldman, Steuterman and Kelley. The Audit Committee meets on a quarterly basis. During its quarterly meetings, the Audit Committee reviews ACRT’s financial statements and credit reports on each of ACRT’s tenants. In connection with the issuance of ACRT’s annual and quarterly financial statements, the Audit Committee meets with ACRT’s auditors to discuss the financial statements and any related issues with management. Each director who serves on the Audit Committee receives fees of $500 for each meeting attended.

Compensation Committee

The Compensation Committee has three members, Messrs. Ambrosi, Goldman and Kelley. The Compensation Committee meets separately from the entire Board as needed but not less than annually. The Compensation Committee reviews the cash compensation of the Directors and officers of ACRT as well as reviews non-cash compensation that may include stock options, restricted stock and stock appreciation rights pursuant to the 1997 Stock Option Plan. Each member of the Compensation Committee, other than Mr. Ambrosi, receives fees of $500 for each meeting attended.

ITEM 6.	EXECUTIVE COMPENSATION

The Advisor

ACRT is managed by its advisor, ARC Capital Advisors L.P, a Maryland limited partnership, which is affiliated with Mr. Ambrosi, ACRT’s President and Chairman. The Advisor performs services for ACRT pursuant to the terms of an advisory agreement (the “Advisory Agreement”). Such services include serving as ACRT’s investment and financial advisor and providing consultation, analysis and supervision of ACRT’s activities in acquiring, financing, managing and disposing of properties. The Advisor also performs and supervises the various administrative duties of ACRT such as maintaining the books and records. ACRT pays the Advisor fees pursuant to the Advisory Agreement as follows:

•	Acquisition fees equal to 3% of the purchase price of the property;

•	Financing fees equal to .5% of the principal amount financed;

•	Annual asset management fees equal to 1% of the first $36,049,000 of ACRT’s average invested assets (the base amount, as defined in the Advisory Agreement). One half of this fee, the subordinated asset management fee, is withheld by ACRT until the shareholders have been paid the Preferred Return (as defined in the Advisory Agreement). In addition, on a yearly basis, the net asset value for all properties used in the calculation of the annual asset management fee are recalculated by an outside, independent party and this revised net asset value is the basis used in the calculation of the annual asset management fee;

•	Disposition fees equal to 3% of the contract sales price of the property being sold; and

•	ACRT reimburses the Advisor $1,250 per month for various legal functions connected with stock transfers and filings of ACRT.

ACRT has no employees because all of its management functions are performed by the Advisor with oversight from the Board of Directors.

The term of the Advisory Agreement ends on December 31, 2010. The Advisory Agreement may be terminated:

•	immediately by ACRT for Cause;

•	by the Advisor with at least 60 days’ written notice; or

•	immediately with Good Reason by the Advisor.

“Good Reason” is defined in the Advisory Agreement to mean either:

•	any failure by ACRT to obtain a satisfactory agreement from its successor to assume and agree to perform ACRT’s obligations under the Advisory Agreement; or

•	any material breach of the Advisory Agreement of any nature whatsoever by ACRT.

“Cause” is defined in the Advisory Agreement to mean fraud, criminal conduct, willful misconduct, breach of fiduciary duty by the Advisor, a material breach of the Advisory Agreement by the Advisor or the Bankruptcy of the Advisor.

The Advisory Agreement is not assignable without the consent of the other party; however, either ACRT or the Advisor may assign or transfer the Advisory Agreement to a successor entity.

The Advisor and its Affiliates expect to engage in other business ventures and, as a result, their resources will not be dedicated exclusively to ACRT’s business. However, pursuant to the Advisory Agreement, the Advisor must devote sufficient resources to the administration of ACRT to discharge its obligations.

1997 Stock Option Plan

In March 1997, the Board of Directors adopted, and the shareholders of ACRT approved, ACRT’s 1997 Stock Option Plan under which an aggregate of 750,000 shares of all classes of Common Stock were reserved for issuance. Shares issued under the Option Plan can be of Class A, Class B or Class C Common Stock. The Option Plan is intended to qualify as an “incentive stock option” plan under Section 422 of the Code. Both incentive stock options and non-qualified stock options may be awarded under the Option Plan. Awards under the Option Plan may be granted to officers, employees, consultants and advisors of ACRT and its subsidiaries. Administration of the Option Plan is vested in the Compensation Committee, which has the authority to interpret the Option Plan, select the persons to whom grants are to be made, designate the number of shares to be covered by each grant, and determine the time or times and the manner in which each option will be exercisable and the duration of the exercise period.

Except for grants to 10% shareholders of ACRT, the maximum term of options granted under the Option Plan is 10 years. Provisions are made for the exercise of options upon the death, disability or termination of employment by the optionee.

With respect to options which are incentive stock options, and except with respect to 10% shareholders, the exercise price per share of common stock that may be purchased under the stock option may be determined by the Compensation Committee at the time of grant but may not be less than the fair market value on the date of grant for an incentive stock option. The exercise price per share for grants of non-qualified stock options to non-10% shareholders cannot be less than the par value of the shares of stock underlying the option.

If an optionee, at the time the option is granted, owns 10% or more of the total combined voting power of all classes of stock of ACRT or any subsidiary, the option price of an incentive option must be at least 110% of the fair market value of the stock (determined at the time of grant) subject to the option and any such option will only be exercisable for five years from the date of grant.

On January 21, 1998, ACRT granted the Advisor a non-qualified option to purchase 725,000 shares of Class A Common Stock at an exercise price of $8.50 per share. These options vested in four equal installments, beginning upon the date of grant and continuing upon the first, second and third anniversaries of the date of grant. On October 23, 2003, the Advisor agreed to amend its option agreement whereby 75,000 options were cancelled. In accordance with the cancellation of those options, they became available for grant under the Stock Option Plan. On January 21, 1998, ACRT granted each of its five non-employee Directors an option under the Option Plan to purchase 5,000 shares of Class A Common Stock at an exercise price of $8.50 per share. In January 2000, ACRT granted each of its two additional non-employee Directors an option under the Option Plan to purchase 5,000 shares of Class A Common Stock at an exercise price of $8.50 per share. On October 23, 2003, Mr. Steuterman, a newly appointed non-employee Director, was granted a non-qualified option to purchase 5,000 shares of Class A Common Stock at an exercise price of $8.50 per share. Each of these options will vest as to 25% of such option for each full year that the non-employee Director has previously served and continues to serve as a Director of ACRT. Upon termination of service as a Director of ACRT, all options granted under the Option Plan are terminated. In 1998 and 2003, three non-employee Directors holding a total of 15,000 stock options retired with their stock options unexercised. These stock options were retired and are available to be re-granted. These options will vest in full immediately upon a change of control (as defined in the option agreement) of ACRT. As of December 31, 2003, there were 75,000 shares of Common Stock available for grant under the Option Plan.

The vesting of all of the foregoing options will be accelerated upon a Change of Control (as defined in the Option Plan) of ACRT, the sale of all or substantially all of ACRT’s assets, and/or the adoption of a plan of liquidation by ACRT. However, an optionee may not exercise his options, regardless of any regular or accelerated vesting schedule provided by the option agreements, unless both of the following requirements are met:

(a)	Either

(1)	the shares of Class A Common Stock are listed for trading on any national securities exchange or is quoted on any tier of the Nasdaq Stock Market, including, without limitation, the Nasdaq Stock Market, the Nasdaq Small-Cap Market or the Over-the-Counter Bulletin Board System or any other automated quotation service; or

(2)	the occurrence of a Change in Control of ACRT, the sale of all or substantially all of ACRT’s assets, or the adoption of a plan of liquidation by ACRT; and

(b)	immediately prior to such exercise, the number of shares of Common Stock issued and outstanding as a result of the exercise of options granted under the Option Plan (including the number of shares that the optionee desires to exercise) do not exceed 15% of the total number of then issued and outstanding shares of Common Stock.

For purposes of the foregoing calculation, the number of shares that the optionee desires to exercise will be included in the total number of then issued and outstanding shares of Common Stock.

Other Awards under the Option Plan. In addition to the incentive and non-qualified stock options available for grant under the Option Plan, the compensation committee may also award:

•	stock appreciation rights;

•	restricted stock awards;

•	phantom stock unit awards; and

•	performance share units.

The Board of Directors has approved amendments to the Stock Option Plan. The amendments to the Stock Option Plan will be presented to the shareholders of ACRT at the annual meeting to be held in May 2004. If the shareholders approve the amendments, the Stock Option Plan will allow for grants of options until March 31, 2013. Currently, no awards can be made under the Stock Option Plan after March 31, 2007. In addition, the current term of outstanding stock options awarded pursuant to the Stock Option Plan will be extended from 10 years to 15 years and all future stock options awarded pursuant to the Stock Option Plan will have a term that ends in 2013. In addition, upon shareholder approval, the restrictions applicable to the exercise of the options will be removed effective April 1, 2008.

Employment Contracts

ACRT does not have any employees nor any employment agreements other than the Advisory Agreement with the Advisor.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Advisory Agreement

Many of the services to be performed by the Advisor in managing ACRT’s day-to-day activities are summarized below. This summary is provided to illustrate the material functions which the Advisor will perform for ACRT as its advisor, and it is not intended to include all of the services which may be provided to ACRT by the Advisor or by third parties. Under the terms of the Advisory Agreement, the Advisor undertakes to use its best efforts to present to ACRT investment opportunities consistent with its investment policies and objectives as adopted by ACRT’s Board of Directors. In its performance of this undertaking, the Advisor, subject to the authority of the Board, either directly or indirectly, will:

•	serve as ACRT’s investment and financial advisor;

•	provide the daily management of ACRT, including perform and supervise the administrative functions of ACRT;

•	investigate and select and, on behalf of ACRT, engage and conduct business with persons and entities to provide ACRT with services necessary or desirable for the performance of its obligations, including, but not limited to, consultants, accountants, lenders, attorneys, brokers, insurance agents, property owners and banks;

•	in consultation with ACRT’s officers and Directors, formulate and implement ACRT’s financial and other policies and objectives;

•	provide the Directors with periodic reports with respect to prospective investments;

•	negotiate on ACRT’s behalf with banks or lenders for loans and with broker-dealers for the sale of shares;

•	obtain for, or provide to, ACRT services in connection with acquiring, managing and disposing of ACRT’s properties or loans;

•	provide or arrange for administrative services, personnel and other overhead items necessary to ACRT’s business;

•	provide ACRT with accounting and other financing reporting assistance;

•	maintain ACRT’s books and records;

•	provide cash management services; and

•	provide such other services as may be required from time to time for the management of ACRT and its assets.

The term of the Advisory Agreement ends on December 31, 2010.

The Advisor must obtain the prior approval of the Directors, including a majority of the Independent Directors, for transactions involving:

(1)	investments in property made through joint venture arrangements with the Advisor or its affiliates;

(2)	investments in property which are not contemplated by the terms of ACRT’s investment guidelines;

(3)	transactions that present issues which involve conflicts of interest for the Advisor (other than payment of fees and expenses); and

(4)	making or purchasing any loans on behalf of ACRT.

Joint ventures with the Advisor or its affiliates will only be permitted if:

(1)	the affiliate has a comparable investment objective as ACRT;

(2)	there is no duplication of property management or other fees to the Advisor; and

(3)	the affiliate makes its investment on substantially the same terms and conditions as ACRT.

The cost of generating joint investments will be shared ratably among the participating investors and ACRT.

ACRT will reimburse the Advisor quarterly for certain operating, general and administrative expenses, including, without limitation, the following:

•	Offering Expenses (as defined in the Advisory Agreement);

•	all operating expenses (as defined in the Advisory Agreement) paid or incurred by ACRT;

•	fees and expenses of outside counsel, accountants and auditors of ACRT;

•	payments to Directors and the expenses associated with meetings of the Directors and the shareholders;

•	expenses incurred in connection with payment of distributions to shareholders;

•	travel expenses for ACRT business; and

•	expenses of managing and operating the properties owned by ACRT, including insurance costs.

ACRT will not reimburse the Advisor or its affiliates to the extent such amounts would exceed those which would be payable to non-affiliated third parties in the same location for similar products or services.

For the three years ended December 31, 2003, ACRT incurred the following fees and reimbursements payable to the Advisor:

Acquisition Fee – On March 7, 2003, May 21, 2003 and December 31, 2003, ACRT incurred acquisition fees which are payable to the Advisor in the amounts of $17,408, $249,571 and $209,675 in connection with the investment in Levittown, Paramus, and Montgomeryville, respectively. On December 24, 2002, ACRT incurred acquisition fees in the amount of $105,000 in connection with the investment in Fort Washington. There were no acquisition fees earned by the Advisor in 2001. Acquisition fees are equal to 3% of the purchase price of the property. Unpaid acquisition fees included in due to related parties on the consolidated balance sheets were $209,675 and $105,000 at December 31, 2003 and 2002, respectively.

Financing Fee – On September 13, 2003, ACRT incurred a $27,500 financing fee in connection with the renewal of the secured credit facility. On December 31, 2002, ACRT incurred a $22,073 financing fee in connection with the Sacramento, California refinancing. There were no financing fees earned by the Advisor in 2001. The financing fee is generally equal to .5% of the principal amount financed. Unpaid financing fees included in due to related parties on the consolidated balance sheets were $0 and $22,073 at December 31, 2003 and 2002, respectively.

Asset Management Fees - Asset management fees of $607,146, $519,225 and $482,071 for the years ended December 31, 2003, 2002 and 2001, respectively, were incurred and were payable to the Advisor. The annual asset management fee is equal to 1% of the first $36,049,000 of ACRT’s average invested assets (the base amount, as defined in the Advisory Agreement). One half of this fee, the subordinated asset management fee, is withheld by ACRT until the shareholders have been paid the Preferred Return (as defined in the Advisory Agreement). For assets in excess of the first $36,049,000 the asset management fee is equal to 0.5% of ACRT’s average invested assets. Pursuant to the Advisory Agreement, beginning in 1999, average invested assets were subject to periodic valuation performed by a third party (as defined in the Advisory Agreement). For the year ended December 31, 2003, asset management fees earned on the average invested assets above the base amount were calculated based upon a new estimate of value of approximately $90,000,000, which resulted in an increase in asset management fees of approximately $43,000 for 2003.

Unpaid asset management fees included in due to related parties on the accompanying consolidated balance sheets were $88,531 and $ 45,061 at December 31, 2003 and 2002, respectively.

Disposition Fee – There were no disposition fees incurred for the years ended December 31, 2003, 2002 and 2001. The disposition fee is generally equal to 3% of the contract sales price.

Stock Ownership - As of December 31, 2003 and 2002, principals of the Advisor owned 44,760 and 42,760 shares of Class A Common Stock, respectively, which represents approximately 1.4% and 2.0%, respectively, of the outstanding shares of Class A Common Stock of ACRT. The total amounts purchased, net of commissions, were $414,030 and $395,530, respectively.

Miscellaneous- ACRT agreed to reimburse the Advisor $1,250 per month for various legal functions connected with stock transfers and filings of ACRT. These reimbursements totaled $15,000 for each of the years ended December 31, 2003, 2002 and 2001, and are included in professional expenses on the accompanying consolidated statements of income.

ITEM 8.	LEGAL PROCEEDINGS

ACRT is involved in routine litigation and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and which collectively are not expected to have a material adverse effect on ACRT’s business, financial condition or results of operations.

ITEM 9.	MARKET FOR AND DISTRIBUTIONS ON COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

There is currently no public market for ACRT’s Common Stock.

ACRT’s capital stock is not listed for trading on a national securities exchange or included for quotation on the Nasdaq Stock Market. If ACRT’s capital stock is not listed for trading on a national securities exchange or included for quotation on the Nasdaq Stock Market on or before March 31, 2006, dependent upon market and other conditions, the Board of Directors intends to explore liquidity strategies, including, but not limited to, adopting a plan of liquidation, subject to market conditions and shareholder approval, pursuant to which ACRT’s properties generally would be liquidated in an orderly fashion designed to return the most value to shareholders. Any such plan of liquidation will be effected as may be determined by the Board of Directors to be in the best interests of ACRT’s shareholders.

The Board of Directors has recommended, and will ask the shareholders to approve, at the annual meeting to be held in May 2004, an extension of ACRT’s liquidity date described above. The Board of Directors believes these dates are too short for ACRT to continue to raise new capital efficiently and invest those funds in a manner that will be beneficial to existing shareholders. The Board of Directors believes it is important for ACRT to continue to grow and that these dates should be extended by five years, to 2011 to 2013, instead of 2006 to 2008. The Board may, however, implement a liquidity strategy earlier than that time if it determines that it would be in the best interests of the shareholders to do so.

Equity Compensation Plan Information

Our equity compensation plan information as of December 31, 2003 is as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the to be issued column)
Equity compensation plans approved by shareholders	675,000	$8.50	75,000
Equity compensation plans not approved by shareholders	None	N/A	N/A

Total	675,000	$8.50	75,000

Warrants

Chauner Securities, Inc. served as the managing broker-dealer in connection with a private placement of ACRT’s Class A Common Stock in 1998 and 1999. In connection with that offering, ACRT issued 33,490 stock warrants to Chauner Securities, Inc. to purchase 33,490 shares of Class A Common Stock at an exercise price of $9.30 per share. The stock warrants expire in 2008.

Pursuant to the terms of the agreement with the managing broker-dealer for ACRT’s third private placement offering which began on May 23, 2003, ACRT will issue to Chauner Securities, Inc., the managing broker–dealer or its designees, stock warrants equal to 7% of the total shares sold by the soliciting dealers. The stock warrants will have a term of 10 years and an exercise price of $10.98. As of December 31, 2003, this represented approximately 71,000 stock warrants.

Number of Stockholders

As of April 29, 2004, there were 674 Class A Common Stockholders, 1 Class B Common Stockholder and no Class C Common Stockholders.

Dividends

The dividends paid per share of Class A Common Stock in each quarter for the last two years are as follows:

QUARTERS ENDED	2003	2002
March 31	$0.20	$0.20
June 30	$0.20	$0.20
September 30	$0.20	$0.20
December 31	$0.24	$0.20

Dividends for the quarters ended March 31, June 30, September 30 and December 31 are paid on April 30, July 31, October 31 and January 30. ACRT’s dividend was increased effective July 1, 2003 to $0.24 per share.

Following is a summary of the dividends paid by ACRT and their average taxable nature for the two years ended December 31, 2003:

	2003	2002
Total dividends paid per share of Class A Common Stock	$0.84	$0.80
Ordinary income	87.93%	72.33%
20% rate gain	—	0.53%
25% rate gain	—	—
Percent non-taxable as return of capital	12.07%	27.14%

	100.00%	100.00%

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

In the past three years, there have been two private offerings by ACRT involving the sale of 1.185 million shares of Common Stock as described below.

ACRT sold 1,018,442 shares of Class A Common Stock to accredited investors in a private offering on a “best efforts” basis exempt from registration under Rule 506 of Regulation D by ACRT beginning May 23, 2003 and continuing through December 31, 2003. All offers and sales of securities in the offering were made to accredited investors. The aggregate proceeds of the sales of securities in this offering was $12,211,050. The net proceeds from the offering received by ACRT was $11,112,441. Chauner Securities Inc. served as the managing broker-dealer in the offering. In connection with the 2003 offering, Chauner Securities, Inc. will be issued warrants to purchase up to 82,950 shares of Class A Common Stock at an exercise price of $10.98 per share. The warrants will have a term of 10 years from the date they are issued. All shares sold were sold based upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as an offering not involving a public sale.

Working Capital Invest, N.V. is the sole Class B Common Stockholder of ACRT. As of April 15, 2004, ACRT sold 166,397 shares of Class B Common Stock under a placement agreement with Working Capital Invest, N.V. for net proceeds to ACRT of $1,569,671. All shares sold were sold based upon an exemption from registration pursuant to Section 4(2) and Regulation S of the Securities Act of 1933, as an offering not involving a public sale.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

ACRT is authorized to issue 45,000,000 shares of capital stock, of which 40,000,000 shares are common stock and 5,000,000 shares are preferred stock. Of the 40,000,000 shares of common stock, 10,000,000 are classified as Class A Common Stock, 5,000,000 are classified as Class B Common Stock and 1,000,000 are classified as Class C Common Stock. The remaining 24,000,000 shares of common stock are unclassified. Each share of common stock is entitled to participate equally in dividends when and as declared by the Directors and in the distribution of assets of ACRT upon liquidation. Shares, other than (1) Excess Shares (which are defined in the Articles to mean shares held by an investor in excess of 9.8% of the total number of shares of capital stock issued and outstanding at the time such shares are acquired), and (2) shares held by Benefit Plans, are generally not subject to redemption by ACRT. ACRT’s capital stock has no preemptive rights intended to ensure that a shareholder maintains the same ownership interest (on a percentage basis) before and after the issuance of additional securities by ACRT or cumulative voting rights (which are intended to increase the ability of smaller groups of shareholders to elect Directors). ACRT has the authority to reclassify any unissued stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such stock, all as determined by the Directors.

Class A Common Stock is entitled to one vote per share. Class B Common Stock has one-fifth of a vote per share. Class C Common Stock, which can only be issued to management of ACRT or the Advisor, has ten votes per share. As of April 15, 2004, 3,181,540 shares of Class A Common Stock are outstanding and 166,397 shares of Class B Common Stock are outstanding. No shares of Class C Common Stock are currently issued or outstanding. ACRT intends that it will issue Class C Common Stock only in the event of a threatened or actual takeover attempt.

The following description is a summary of the material provisions of the Company’s Articles of Incorporation and Bylaws. It does not restate the Company’s Articles of Incorporation and Bylaws in their entirety. A copy of the Articles of Incorporation and the Bylaws is filed as an exhibit to this Form 10.

Dividends. ACRT has paid dividends on its Class A Common Stock on a quarterly basis since 1994. Dividends will be paid to investors who are shareholders as of the record date selected by the Directors. Dividends on the Class A Common Stock will be paid on a quarterly basis regardless of the frequency with which such dividends are declared. ACRT is required to distribute annually its Distributable REIT Taxable Income to comply with the REIT provisions. Generally, income distributed as dividends will not be taxable to ACRT under federal income tax laws unless ACRT fails to comply with the REIT provisions.

Dividends on the Class B Common Stock will be paid annually to shareholders as of the record date selected by the Directors, which dividends will be pro rated for the portion of the year such shares of Class B Common Stock were issued and outstanding.

Dividends will be paid at the discretion of the Directors, in accordance with the earnings, cash flow and general financial condition of ACRT. The Directors’ discretion will be directed, in substantial part, by their obligation to cause ACRT to comply with the REIT provisions. Because ACRT may receive income from interest or rents at various times during its fiscal year, dividends may not reflect income earned by ACRT in that particular dividend period but may be made in anticipation of cash flow which ACRT expects to receive during a later quarter and may be in advance of actual receipt in an attempt to make distributions relatively uniform. ACRT is not permitted to borrow solely to fund dividends pursuant to the Maryland General Corporation Law (“MGCL”).

Certain Anti-takeover Provisions in ACRT’s Articles of Incorporation

While the Board of Directors is not aware of any effort that might be made to obtain control of ACRT, the Articles of Incorporation of ACRT include certain provisions to protect the interests of ACRT and its shareholders from hostile takeovers which the Board of Directors might conclude are not in the best interests of ACRT or the shareholders. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of ACRT more difficult.

The following discussion is a general summary of some of the provisions of the Articles of Incorporation which may be deemed to have such an “anti-takeover” effect. The description of these provisions is necessarily general and reference should be made in each case to the Articles and Bylaws of ACRT, each of which is filed as an exhibit to this Form 10.

Ownership Limitation. For ACRT to maintain its qualification as a REIT under the Code, not more than 50% in value of the outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of ACRT’s taxable year (other than the first taxable year for which the election to be treated as a REIT has been made).

To ensure that ACRT will not fail to qualify as a REIT under this and other tests under the Code, ACRT’s Articles, subject to limited exceptions, authorize the Directors to take such actions as are necessary and desirable to preserve its qualification as a REIT and to limit any person to direct or indirect ownership of no more than 9.8% of the outstanding shares of capital stock or such other amount as may be determined by the Board of Directors pursuant to the Bylaws (the “Ownership Limit”). ACRT’s Board of Directors, upon receipt of an opinion of counsel or other evidence satisfactory to the Board and upon such other conditions as the Board may establish, may exempt a proposed transferee from the Ownership Limit. However, the Board may not grant an exemption from the Ownership Limit to any proposed transferee whose ownership of capital stock, direct or indirect, in excess of the Ownership Limit would result in the termination of ACRT’s status as a REIT.

Supervoting Common Stock. ACRT has authorized 1,000,000 shares of Class C Common Stock with ten-for-one voting rights to be issued exclusively to management or the Advisor. The Board of Directors intends to issue shares of Class C Common Stock only in the event of a threatened or actual takeover attempt of ACRT.

Preferred Stock. ACRT’s Articles of Incorporation authorize a class of up to 5,000,000 shares of preferred stock. The Board of Directors can classify or reclassify any unissued preferred stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms or conditions of redemption of such unissued stock. This type of stock is often viewed as a defense against unsolicited takeovers because it enables a corporation to issue additional shares of stock that may be used to combat such a takeover attempt (for example, by issuing a class of stock with supervoting rights). Although the Board of Directors has no such intention at the present time, it could establish a series of preferred shares that could, depending on the terms of such series, delay, defer or prevent a transaction or a change in control of ACRT that might involve a premium price for the capital stock or otherwise be in the best interests of the shareholders.

Staggered Board of Directors. ACRT’s Board of Directors is divided into three classes, each class constituting approximately one-third of the total number of Directors, with the classes serving staggered three-year terms. The staggered terms of Directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors. ACRT believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure continuity and stability of ACRT’s management and policies.

The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of ACRT’s stock or attempting to obtain control of ACRT, even though such an attempt might be beneficial to ACRT and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of capital stock at a higher market price than might otherwise be the case.

Removal of Directors. The Articles of Incorporation provide that a Director may be removed only for cause (as defined in the Articles of Incorporation) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of Directors. This provision, when coupled with the provision in the Bylaws authorizing the Board of Directors to fill vacant directorships, precludes shareholders from removing incumbent Directors and filling the vacancies created by such removal with their own nominees.

Absence of Cumulative Voting. ACRT’s Articles of Incorporation do not provide for cumulative voting by shareholders for the election of ACRT’s Directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares voted at a meeting of shareholders may, if they so choose, elect all Directors of ACRT to be selected at that meeting, thus precluding minority shareholder representation on ACRT’s Board of Directors.

Board Consideration of Certain Non-monetary Factors in the Event of an Offer by Another Party. The Articles of Incorporation direct the Board of Directors, in evaluating any proposed merger, consolidation, tender or exchange offer for ACRT’s stock, or any other offer to otherwise acquire all or substantially all the assets of ACRT or a subsidiary (a “Business Combination”), to consider, in addition to the adequacy of the amount to be paid in connection with any such transaction, certain specified factors and any other factors the Board deems relevant, including the social, legal and economic effects of the transaction on the employees, customers, and communities served by ACRT. By having such standards in the Articles of Incorporation of ACRT, the Board of Directors may be in a stronger position to oppose any proposed Business Combination the Board concludes would not be in the best interest of ACRT, even if the price offered is significantly greater than the then market price of any equity security of ACRT.

Advance Notice of Director Nominations and New Business. ACRT’s Articles provide that any shareholder desiring to make a nomination for the election of Directors or a proposal for new business at a meeting of shareholders must submit written notice to the Secretary of ACRT not less than 120 or more than 180 days in advance of the date of ACRT’s notice of annual meeting determined with respect to the previous year’s annual meeting; provided, however, that if no annual meeting was held in the previous year or the date of the annual meeting has been changed to be more than 30 days earlier than the date contemplated by the previous year’s proxy statement, such notice by the shareholder to be timely must be received no later than the close of business on the 10th day following the date on which notice of the date of the annual meeting is given to shareholders or made public, whichever first occurs.

Certain Anti-takeover Provisions in the MGCL. Maryland has enacted certain statutes designed to provide Maryland corporations with additional protection against hostile takeovers. Generally speaking, the statutes, which are codified in the MGCL, provide as follows:

Business Combinations. Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation’s shares, or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an “Interested Stockholder”) or an affiliate of such an Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation’s common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

Control Share Acquisitions. The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

(1)	one-tenth or more but less than one-third,

(2)	one-third or more but less than a majority, or

(3)	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as the result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the Articles or bylaws of the corporation.

The Board of Directors of ACRT has not opted out of the Business Combination or control share acquisition provisions of the MGCL, but, as permitted by the MGCL, may elect to opt out of these provisions in the future.

Restriction on Ownership of ACRT’s Capital Stock

In order for ACRT to qualify as a REIT, not more than 50% of its outstanding shares of capital stock may be owned (directly or indirectly) by any five or fewer Individuals (including certain tax-exempt entities) during the last half of each taxable year of ACRT, and the outstanding shares must be owned by 100 or more persons independent of ACRT and each other during at least 335 days of a twelve month taxable year or during a proportionate part of a shorter taxable year for which an election to be treated as a REIT is made. ACRT, therefore, may prohibit certain acquisitions and transfers of shares of capital stock so as to facilitate ACRT’s continued qualification as a REIT under the Code. However, ACRT cannot assure that such prohibition will be effective.

The Articles of Incorporation, in order to assist the Board in preserving ACRT’s status as a REIT, contain an ownership limit which prohibits any person or group of persons from acquiring, directly or indirectly, Beneficial Ownership of more than 9.8% of the outstanding shares of capital stock (the “Ownership Limit”). Shares owned by a person or group of persons in excess of the Ownership Limit are deemed “Excess Shares.” Shares owned by a person who individually owns of record less than 9.8% of outstanding shares of capital stock may nevertheless be Excess Shares if such person is deemed part of a group for purposes of this restriction. The Articles of Incorporation provide that in the event a shareholder knowingly holds Excess Shares and ACRT consequently loses its status as a REIT under the Code or becomes a personal holding company, such shareholder will be required to indemnify ACRT for the full amount of any damages and expenses (including increased corporate taxes, attorneys’ fees and administrative costs) resulting from ACRT’s loss of its REIT qualification under the Code.

The Articles of Incorporation stipulate that any purported issuance or transfer of shares will be valid only with respect to those shares that do not result in the transferee-shareholder owning shares in excess of the Ownership Limit. If the transferee-shareholder acquires Excess Shares, such person is considered to have acted as an agent for and holds such Excess Shares on behalf of the ultimate shareholder.

ACRT has the authority to redeem Excess Shares immediately upon becoming aware of existence of such Excess Shares or after giving the person in whose hands such shares are Excess Shares 30 days to transfer such Excess Shares to a person whose ownership of such shares would not exceed the Ownership Limit and, therefore, would no longer be considered Excess Shares. The price paid upon redemption by ACRT will be the lesser of the price paid for such Excess Shares by the shareholder in whose possession the redeemed shares were formerly Excess Shares or the fair market value of the Excess Shares.

The Ownership Limit does not apply to offerors which, in accordance with applicable federal and state securities laws, make a cash tender offer, where at least 85% of the outstanding shares (not including shares or subsequently issued securities convertible into common stock which are held by the tender offeror and/or any “affiliates” or “associates” thereof within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are duly tendered and accepted pursuant to the cash tender offer. The Ownership Limit also does not apply to the underwriter in a public offering of shares. The Ownership Limit does not apply to a person or persons which the Directors exempt from the Ownership Limit upon appropriate assurances that ACRT’s qualification as a REIT is not jeopardized.

If ACRT has 2,000 or more shareholders, each person who owns 5% or more of the outstanding shares (or 1% or more if ACRT has more than 200 but fewer than 2,000 shareholders during any taxable year) will be required by ACRT to deliver an affidavit setting forth the number of Shares Beneficially Owned, directly or indirectly, by such person.

Transfer Agent

ACRT’s transfer agent and registrar for the Class A Common Stock is American Stock Transfer & Trust Company.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

The MGCL permits a Maryland corporation to include in its Articles of Incorporation a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services, or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Articles of Incorporation of ACRT contains a provision which eliminates such liability to the maximum extent permitted by Maryland law.

The Articles of Incorporation requires ACRT, to the maximum extent permitted by Maryland law, to indemnify any Director (subject to the qualifications described in the next paragraph) or officer to the maximum extent required or permitted by Maryland statutory and case law, as may be amended or adopted from time to time, whether such persons are serving ACRT or, at ACRT’s request, any other entity. This indemnification includes advances from ACRT for legal expenses and other reasonable costs arising from the indemnifiable legal action.

ACRT may also indemnify the Directors and the Advisor, and their Affiliates, officers, agents and employees for losses arising from the operation of ACRT upon the satisfaction of the following conditions:

(1)	the Directors or the Advisor has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of ACRT, and

(2)	such liability or loss was not the result of gross negligence or material misconduct by the Director or the Advisor.

Indemnification will not be permitted with respect to a proceeding if:

(a)	the act or omission of the Director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty,

(b)	the Director or officer actually received an improper personal benefit in money, property or services, or

(c)	with respect to any criminal proceeding, the Director or officer had reasonable cause to believe his or her act or omission was unlawful.

Indemnification will be permitted for settlements and related expenses of lawsuits alleging securities laws violations, and for expenses incurred in successfully defending such lawsuits, provided that the court either:

(I)	approves the settlement and finds that indemnification of the settlement and related costs should be made, or

(II)	there has been a dismissal with prejudice or a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and a court approves such indemnification.

This indemnification is not exclusive of, but will be in addition to, any other rights to which those seeking indemnification may be entitled.

ITEM 13.	FINANCIAL STATEMENTS

Independent Auditors’ Report

The Board of Directors and Shareholders

ARC Corporate Realty Trust, Inc.:

We have audited the 2003 and 2002 consolidated financial statements of ARC Corporate Realty Trust, Inc. (the Company) as listed in the accompanying index. In connection with our audits of the 2003 and 2002 consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits. The 2001 consolidated financial statements of the Company as listed in the accompanying index, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the revision described in Note 2 to the consolidated financial statements, in their report dated January 31, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of ARC Corporate Realty Trust, Inc. as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed above, the 2001 consolidated financial statements of ARC Corporate Realty Trust, Inc. as listed in the accompanying index, were audited by other auditors who have ceased operations. As described in Note 2, the Company has included earnings per share in its consolidated financial statements, and the 2001 consolidated financial statements have been revised to include earnings per share. We audited the basic and diluted earnings per share calculations in the revised 2001 consolidated financial statements. In our opinion, the calculations are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of ARC Corporate Realty Trust, Inc. other than with respect to such amounts, and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole or on the 2001 consolidated net income amount used in the earnings per share calculations.

(Signed) KPMG LLP

April 23, 2004

THIS REPORT IS A COPY OF THE PREVIOUSLY ISSUED ANDERSEN ACCOUNTANTS’ REPORT AND HAS NOT BEEN REISSUED BY ANDERSEN.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of

ARC Corporate Realty Trust, Inc.:

We have audited the accompanying consolidated balance sheets of ARC Corporate Realty Trust, Inc. and subsidiaries (the “Company”) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARC Corporate Realty Trust, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

New York, New York

January 31, 2002

(except with respect to the matter discussed in Note 17, as to which the date is February 22, 2002)

ARC CORPORATE REALTY TRUST, INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002
ASSETS
Properties
Land	$12,825,420	$13,097,720
Buildings and improvements	38,994,972	43,835,425

	51,820,392	56,933,145
Less accumulated depreciation	5,875,038	7,446,172

	45,945,354	49,486,973
Investment in unconsolidated subsidiaries and undivided interests	7,389,731	4,973,469

Total property and property investments	53,335,085	54,460,442
Cash and cash equivalents, including restricted cash of $378,256 in 2003 and $375,817 in 2002	1,946,171	656,826
Deferred rent receivable	1,028,526	1,866,228
Rent receivable	246,716	292,000
Notes receivable-tenants	411,660	449,537
Notes receivable	795,000	—
Due from escrow agent	—	1,307,470
Prepaid expenses and other assets	364,822	33,170
Deferred financing and other fees, net of accumulated amortization of $508,305 in 2003 and $577,810 in 2002	396,810	473,960
Deferred leasing costs, net of accumulated amortization of $102,189 in 2003 and $88,024 in 2002	110,278	124,443

Total assets	$58,635,068	$59,664,076

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Mortgage notes payable	$27,778,877	$35,517,769
Lines of credit and note payable	1,750,000	6,038,090
Placement deposit payable	—	63,557
Due to related parties	298,205	172,133
Unearned rental revenue	—	72,336
Accounts payable and accrued expenses	704,836	600,736

	30,531,918	42,464,621
Minority interests in unconsolidated subsidiaries and undivided interests	34,857	1,734,021

Total liabilities and minority interests	30,566,775	44,198,642

Shareholders’ Equity:
Common shares: $.001 par value per share; authorized 40,000,000 shares
Class A shares – 5,000,000 authorized; 3,181,540 in 2003 and 2,164,098 in 2002 issued and outstanding	3,182	2,164
Class B shares – 5,000,000 authorized; 166,397 in 2003 and 0 in 2002 issued and outstanding	166	—
Additional paid-in capital	32,131,223	19,377,113
Accumulated distributions in excess of net income	(4,066,278)	(3,913,843)

Total shareholders’ equity	28,068,293	15,465,434

Total liabilities and shareholders’ equity	$58,635,068	$59,664,076

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ARC CORPORATE REALTY TRUST, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	December 31,
	2003	2002	2001
Revenues
Rental revenues	$5,654,650	$7,238,524	$7,127,258
Real estate tax reimbursements	712,218	733,961	759,416
Equity in income of unconsolidated subsidiaries and undivided interests	814,695	550,912	554,903
Interest income	58,666	53,405	60,402
Miscellaneous income	52,170	—	350

Total revenues	7,292,399	8,576,802	8,502,329

Expenses
Interest expense	2,089,472	2,819,728	3,248,278
Depreciation and amortization	1,008,328	1,276,960	1,322,194
Management fees – affiliate	607,146	519,225	482,071
Real estate taxes	749,168	862,840	864,958
Property operating expenses	441,200	793,270	713,254
General and administrative expenses	132,460	96,459	86,293
Professional expenses	138,161	128,445	136,880
Other expenses	147,074	156,724	—
State and local taxes	24,306	24,818	39,369

Total expenses	5,337,315	6,678,469	6,893,297

Income before gain on sale of property and minority interests	1,955,084	1,898,333	1,609,032
Gain on sale of property	—	10,884	—
Income before minority interests	1,955,084	1,909,217	1,609,032
Minority interests in earnings of subsidiaries	267,902	467,003	444,157

Net income allocable to Class A and Class B common shareholders	$1,687,182	$1,442,214	$1,164,875

Net income per share – basic and diluted	$0.71	$0.67	$0.54

Weighted average shares outstanding – basic and diluted	2,392,000	2,165,000	2,171,000

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ARC CORPORATE REALTY TRUST, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Class A Common Shares	Class B Common Shares	Additional Paid-In Capital	Accumulated Distributions in Excess of Net Income	Total Shareholders’ Equity
Balance, January 1, 2001	$2,174	$—	$19,473,745	$(3,050,577)	$16,425,342
Offering costs	—	—	(5,397)	—	(5,397)
Retirements	(5)	—	(44,995)	—	(45,000)
Net income	—	—	—	1,164,875	1,164,875
Dividends paid	—	—	—	(1,737,877)	(1,737,877)

Balance, December 31, 2001	2,169	—	19,423,353	(3,623,579)	15,801,943
Offering costs	—	—	(1,245)	—	(1,245)
Retirements	(5)	—	(44,995)	—	(45,000)
Net income	—	—	—	1,442,214	1,442,214
Dividends paid	—	—	—	(1,732,478)	(1,732,478)

Balance, December 31, 2002	2,164	—	19,377,113	(3,913,843)	15,465,434
Sale of common stock	1,019	166	14,064,020	—	14,065,205
Offering costs	—	—	(1,300,911)	—	(1,300,911)
Retirements	(1)	—	(8,999)	—	(9,000)
Net income	—	—	—	1,687,182	1,687,182
Dividends paid	—	—	—	(1,839,617)	(1,839,617)

Balance, December 31, 2003	$3,182	$166	$32,131,223	$(4,066,278)	$28,068,293

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ARC CORPORATE REALTY TRUST, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2003	2002	2001
Cash Flows From Operating Activities:
Net income	$1,687,182	$1,442,214	$1,164,875
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,008,328	1,276,960	1,322,194
Minority interest in earnings of subsidiaries	267,902	467,003	444,157
Write off TMD minority interest	99,787	—	—
Loss on interest rate cap	47,287	—	—
Equity in income of unconsolidated subsidiaries and undivided interests	(814,695)	(550,912)	(554,903)
Gain on sale of property	—	(10,884)	—
(Increase) decrease in assets:
Rent receivable	(8,137)	(22,578)	28,986
Deferred rent receivable	(37,560)	(96,590)	(127,187)
Prepaid expenses and other assets	(8,349)	(1,421)	(3,337)
Increase (decrease) in liabilities:
Due to related parties, net	43,470	—	(314)
Accounts payable and accrued expenses	157,950	(52,754)	31,108
Unearned rent	(72,336)	(58,751)	122,427

Net cash provided by operating activities	2,370,829	2,392,287	2,428,006

Cash Flows From Investing Activities:
Additions to building improvements	—	(76,959)	(13,511)
Net proceeds from sale of property	—	21,414	1,724,206
Due to related party, net	82,602	127,071	(263,000)
Acquisition of Montgomeryville property	(6,936,939)	—	—
Investments in unconsolidated subsidiaries and undivided interests	(3,072,234)	(1,105,000)	—
Distributions from unconsolidated subsidiaries and undivided interests	3,361,549	602,998	477,489
Deconsolidation of Rochelle Park cash	(90,159)	—	—
Increase in notes receivable	(795,000)	—	—
Principal payments on notes receivable-tenants	37,877	34,118	30,731

Net cash (used in) provided by investing activities	(7,412,304)	(396,358)	1,955,915

Cash Flows From Financing Activities:
Mortgage note principal amortization	(608,802)	(809,679)	(691,486)
Mortgage note principal payoff	—	(3,842,236)	(5,800,000)
Borrowings under mortgage note payable	—	4,414,500	4,500,000
Lines of credit, net	(4,288,090)	1,185,590	105,000
Borrowings under note payable	—	500,000	—
Purchase of interest rate cap	(99,800)	—	—
Decrease in placement deposit payable	—	(12,708)	(23,735)
Due from escrow agent	1,307,470	(1,307,470)	—
Deferred financing and other fees	(81,919)	(155,040)	(109,948)
Distributions to minority interest owners	(250,159)	(541,620)	(527,142)
Sale of common stock - Class A	12,211,050	—	—
Sale of common stock - Class B	1,218,178	—	—
Stock retirements	(9,000)	(45,000)	(45,000)
Offering costs paid - Class A	(1,098,609)	(1,245)	(5,397)
Offering costs paid - Class B	(129,882)	—	—
Dividends paid	(1,839,617)	(1,732,478)	(1,737,877)

Net cash provided by (used in) financing activities	6,330,820	(2,347,386)	(4,335,585)

Change in cash and cash equivalents	1,289,345	(351,457)	48,336
Cash and cash equivalents, beginning of year	656,826	1,008,283	959,947

Cash and cash equivalents, end of year	$1,946,171	$656,826	$1,008,283

Supplemental Disclosure of Cash Flow Information:
Cash payments for interest	$2,128,866	$2,831,265	$3,307,476

Non-Cash Financing Activities:
Conversion of note payable to Class B common stock	$500,000	$—	$—

Conversion of placement deposit to Class B common stock	$63,557	$—	$—

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

ARC Corporate Realty Trust, Inc. and subsidiaries (“ACRT”) is a corporation which was formed under the laws of the State of Maryland on June 25, 1993. ACRT operates in a manner intended to enable it to qualify as a real estate investment trust (“REIT”) under Sections 856-860 of the Internal Revenue Code (the “Code”). ACRT was formed to purchase geographically diverse credit lease properties which are general purpose retail, office and industrial properties each 100% leased to one or more creditworthy tenants under a long term lease that generally requires tenants to pay most or all of the operating costs of the property including real estate taxes and insurance.

On May 23, 2003, ACRT commenced a new private placement offering. This offering, as amended, authorized the sale of up to 1,050,000 Class A shares at $12 per share. Through December 31, 2003, 1,019,000 shares were sold raising $12,211,050 in gross proceeds which were used primarily to pay down debt and to purchase the Montgomeryville, PA property. Through December 31, 2003, ACRT raised $33,678,336 of gross proceeds (net of stock retirements) representing 3,181,540 Class A shares from 674 investors which, net of offering costs, has yielded $30,569,900 to ACRT. In addition, ACRT has raised $1,781,900 of gross proceeds representing 166,397 Class B shares from one investor which, net of offering costs, has yielded $1,564,671 to ACRT.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of ACRT, its wholly-owned subsidiaries and those majority-owned subsidiaries in which ACRT can exercise control. Investments in non-controlled entities, which include Triangle Plaza II, LLC (Note 6), Fort Washington Fitness, L.P. (Note 7), Levittown ARC, LP (Note 8) and Willow Grove ACRT, LLC (Note 11) are accounted for under the equity method of accounting. Additionally, ACRT’s undivided interests in the Rochelle Park property (Note 9) and the Paramus property (Note 10) are accounted for under the equity method, as ACRT maintains joint control over the properties. Under the equity method, ACRT’s investment increases as a result of contributions and its allocable share of net income and decreases as a result of distributions and its allocable share of net loss. All significant intercompany balances and transactions have been eliminated in consolidation and in the use of the equity method of accounting.

b.	Use of Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c.	Properties - Properties are carried at cost which includes the purchase price, acquisition fees, and any other costs incurred in acquiring the properties. Buildings are depreciated on a straight-line basis over their estimated useful lives, which are 40 years. Maintenance and repairs are charged to expense as incurred. Replacements and betterments which significantly extend the useful lives of a property are capitalized. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” ACRT is amortizing certain intangible costs associated with property acquisitions over the lives of the leases underlying the properties (see Note 2d).

d.	Purchase Accounting for the Acquisition of Real Estate – In accordance with SFAS No. 141, commencing with properties acquired after June 30, 2002, the fair value of real estate acquired is allocated to the acquired tangible assets, consisting of land and building and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

The fair value of the tangible assets of an acquired property (which includes land and building) is determined by valuing the property as if it were vacant, and the “as-if vacant” value is then allocated to land and building based on management’s determination of relative fair values of these assets. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenues during expected lease up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions.

In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded based on the difference between the current in-place lease rent and management’s estimate of current market rent.

The aggregate value of other acquired intangible assets, consisting of in-place leases and tenant relationships, is measured by the excess of (i) the purchase price paid for a property over (ii) the estimated fair value of the property as if vacant, determined as set forth above. This aggregate value is allocated between in-place lease values and tenant relationships based on management’s evaluation of the specific characteristics of each tenant’s lease. The value of in-place leases and customer relationships are amortized to expense over the remaining non-cancelable periods of the respective leases.

e.	Impairment - ACRT continually assesses the recoverability of its properties by determining whether the costs can be recovered through projected undiscounted cash flows. The amount of impairment, if any, is measured by comparing the carrying amounts to the fair values of such properties. Based on ACRT’s analysis, management does not believe that any of its properties are impaired.

SFAS No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets” updates and clarifies the accounting and reporting for the impairment of assets held in use and to be disposed of. The Statement, among other things, requires ACRT to classify the operations and cash flow of properties to be disposed of as discontinued operations. ACRT currently has no properties designated as to be disposed of.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f.	Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less. Restricted cash represents cash maintained for real estate taxes, insurance and capital expenditures.

Cash and cash equivalent balances may exceed insurable limits. ACRT believes it mitigates risk by investing in or through major financial institutions.

g.	Rent Receivable – ACRT continuously monitors collections from its tenants and makes a provision for estimated losses based upon historical experience and any specific tenant collection issues that ACRT has identified.

h.	Amortization - Deferred financing costs are amortized using the straight-line method over the life of the related mortgage or line of credit. Deferred leasing costs are amortized using the straight-line method over the life of the related lease. Capitalized costs related to ACRT’s equity investments are amortized over the estimated useful life of the underlying real estate assets.

i.	Income Taxes - ACRT operates in a manner intended to enable it to qualify as a REIT under Sections 856-860 of the Code. Under these sections, a real estate investment trust which distributes at least 90% of its real estate investment trust taxable income to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders. For 2003 and 2002, ACRT has distributed to shareholders an amount in excess of 100% of its taxable income; therefore, no provision for Federal income taxes is required. ACRT pays state taxes, which are not significant, as applicable.

j.	Revenue Recognition - Rental revenue from tenant operating leases which provide for scheduled rental increases are recognized on a straight-line basis over the term of the respective leases.

Gains on sales of real estate are recognized pursuant to the provisions of SFAS No. 66, “Accounting for Sales of Real Estate.” The specific timing of the sale is measured against various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria are not met, the gain is deferred and the finance, installment or cost recovery method, as appropriate, is applied until the sales criteria are met.

k.	Derivative Instruments and Hedging Activities - ACRT adopted the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, in 2001. The Statement generally requires that all derivative instruments be reflected in the consolidated financial statements at their estimated fair value. Changes in the fair value of non-hedging instruments are reported in current period earnings.

l.	Earnings Per Share – Basic net income per share is computed by dividing net income allocable to Class A and B common shareholders by the weighted average number of shares outstanding during the period.

For the years ended December 31, 2003, 2002 and 2001, ACRT did not have dilutive instruments.

ACRT has included earnings per share in its consolidated financial statements. The 2002 and 2001 consolidated financial statements have been revised to include earnings per share.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m.	Recent Accounting Pronouncements – On December 24, 2003, the Financial Accounting Standards Board (“FASB”) issued FASB interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, which was issued in January 2003. An enterprise’s obligation to absorb a majority of the economic risks of a variable interest entity (“VIE”), measured as its expected losses, or, if no party has an obligation to absorb a majority of the VIE’s economic risks to receive a majority of the VIE’s economic rewards, measured as its expected residual returns, requires the entity to consolidate the VIE. The enterprise that consolidates the VIE is termed the primary beneficiary in FIN 46R.

ACRT has adopted the disclosure requirements of FIN 46R related to certain of its investments at December 31, 2003. ACRT is currently in the process of assessing whether its interests in those investments meet the requirements of a primary beneficiary and will adopt the consolidation provisions of FIN 46R, as required, in the first fiscal period after March 15, 2004. ACRT currently believes the adoption of FIN 46R will not have a material impact on its consolidated financial position or results of operations.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), was issued in May 2003. SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 also includes required disclosures for financial instruments within its scope. For ACRT, SFAS 150 was effective for instruments entered into or modified after May 31, 2003, and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, SFAS 150 will be effective for ACRT on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. ACRT currently does not have any financial instruments that are within the scope of SFAS 150.

In April 2002, FASB Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections (“SFAS 145”), was issued. SFAS 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS 145 also amends FASB Statement No. 13, Accounting for Leases, to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of SFAS 145 related to the rescission of FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, was applied in fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to Statement No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS 145 required ACRT to record debt satisfaction charges as a component of continuing operations instead of as an extraordinary item.

In June 2002, FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), was issued. SFAS 146 addresses financial accounting and reporting or costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of SFAS 146 were effective to exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 had no impact on ACRT.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In November 2002, FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statement Nos. 5, 57 and 107 and a rescission of FASB Interpretation No. 34 (“FIN 45”), was issued. FIN 45 enhances the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements were effective for financial statements of interim or annual periods ending after December 31, 2002. The adoption of FIN 45 had no impact on ACRT.

In December 2002, FASB Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123 (“SFAS 148”), was issued. SFAS 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Disclosures required by this standard are included in the notes to these consolidated financial statements.

n.	Stock-based Compensation – ACRT has elected to continue to account for its stock-based compensation under the recognition provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” ACRT may grant stock appreciation rights (“SARs”) or other forms of stock-based compensation either in connection with or separately from its stock options. ACRT has granted both stock options and SARs (Note 19). The outstanding stock options and SARs may only be exercised if ACRT shares are traded on a national stock exchange or if a change in control, as defined, occurs. Management has no current plans to sell the Company or to register its shares on a national exchange. Accordingly, no compensation cost has been recognized with regard to ACRT’s stock-based compensation.

The per share weighted average fair value of stock options granted during 2003 was estimated to be $1.46, using a Black-Scholes option pricing formula. The more significant assumptions underlying the determination of such fair value include: (i) a risk free interest rate of 3.5%; (ii) an expected life of 10 years; and (iii) actual dividends paid. Because ACRT’s common shares are not publicly traded, the volatility factor was assumed to approximate zero. No stock options were granted in 2002 or 2001.

o.	Fair Value of Financial Instruments

Cash Equivalents, Notes Receivable, Rent Receivable and Accounts Payable and Accrued Expenses

ACRT estimates that the fair value approximates carrying value due to the relatively short maturities of the instruments.

Mortgage Notes Payable, Lines of Credit and Notes Payable

ACRT determines the fair value of these instruments based on a discounted cash flow analysis using a discount rate that approximates the current borrowing rates for instruments of similar maturities. Based on this analysis, ACRT has determined that the fair value of these instruments approximates their carrying values.

p.	Industry Segments – ACRT operates in one industry segment, investments in credit lease properties.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	OFFERING COSTS

Costs incurred to sell Class A and Class B shares consisting of selling commissions, placement fees, printing and other costs related to marketing shares for sale are considered selling and offering expenses. These costs were charged directly to shareholders’ equity.

Pursuant to the terms of the agreement with the managing broker-dealer for ACRT’s second private placement offering which began on April 2, 1998 and expired on October 1, 1999, ACRT issued 33,490 warrants to the managing broker-dealer or its designees. The 33,490 warrants issued represented 7% of the shares sold in the offering and have an exercise price of $9.30 with a term of 10 years.

Pursuant to the terms of the agreement with the managing broker-dealer for ACRT’s third private placement offering which began on May 23, 2003, ACRT will issue to the managing broker–dealer or its designees, stock warrants equal to 7% of the total shares sold by the soliciting dealers. The stock warrants will have a term of 10 years and an exercise price of $10.98. As of December 31, 2003, this represented approximately 71,000 warrants. The fair value of the stock warrants of $1.02 per share is reflected in offering costs on the accompanying consolidated statements of shareholders’ equity.

As of December 31, 2003, no stock warrants have been exercised.

4.	DUE FROM ESCROW AGENT

On December 31, 2002, ACRT refinanced the Sacramento, California property, which after expenses and repayment of the prior mortgage, resulted in $1,307,470 in net proceeds. This amount was received by ACRT from the escrow agent on January 6, 2003.

5.	ACQUISITION OF PROPERTIES

On June 29, 1994, ACRT paid $2,650,000 plus acquisition fees and other expenses to purchase a 30,000-square-foot office building at 3400 Prescott Road, Memphis, Tennessee leased to Federal Express.

On July 1, 1994, ACRT paid $1,425,000 plus acquisition fees and other expenses to purchase a 14,294-square-foot retail building at 2644 James Road, Memphis, Tennessee leased 87.76% to Walgreen Co. and 12.24% to H&R Block, Eastern Tax Services.

On December 1, 1994, ACRT paid $4,550,000 plus acquisition fees and other expenses to purchase a 40,145-square-foot retail building at 1700 Challenge Way, Sacramento, California leased to Gart Sports Company (successor by merger to Sportmart Inc.). In 2003, GART Sports Company merged with The Sports Authority.

On August 28, 1995, ACRT paid $1,989,000 plus its pro rata share of the mortgage, plus acquisition fees and other expenses, to acquire limited partnership units representing a 51% interest in a 80,000-square-foot office building at 222 Route 17 North, Rochelle Park, New Jersey with a total cost of $11,780,000 leased to Bergen County Board of Social Services. The General Partner of the Partnership owns 1% of the interests and is an affiliate of the advisor and the remaining 48% of the interests are limited partnership interests held by unrelated investors. On April 1, 2003, ACRT converted its 51% limited partnership interest in Rochelle Park Investors, LP into undivided interests owned by Rochelle ACRT 1, LLC and Rochelle ACRT 2, LLC, both wholly owned subsidiaries of ACRT (Note 9).

On December 15, 1995, ACRT paid $3,495,000 plus acquisition fees and other expenses to purchase a 105,600-square-foot industrial building at 2000 Walter Glaub Drive, Plymouth, Indiana leased to United Technologies Automotive.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	ACQUISITION OF PROPERTIES (Continued)

On December 29, 1995, ACRT paid $2,817,500 plus acquisition fees and other expenses to purchase a 34,414-square-foot retail building at 6963 Northwest Loop 410, San Antonio, Texas leased to Sears, Roebuck and Co.

On April 24, 1996, ACRT paid $1,800,750 plus acquisition fees and other expenses to purchase a 22,359-square-foot office building at Oakbrook Business Park, Norcross, Georgia leased to AT&T Wireless PCS Inc.

On August 20, 1996, ACRT, through a wholly owned subsidiary, acquired a 49.95% interest in TMD Development, LLC (“TMD”) for $1,223,500 cash plus the assumption of its pro rata portion of the existing debt, plus acquisition fees and other expenses. TMD was a previously existing entity which owns and operates an 80,028-square-foot retail facility located in Overland Park, Kansas leased to Bed, Bath & Beyond and Borders, Inc.

On December 31, 1996, ACRT, through a wholly owned subsidiary, acquired a 70.00% interest in Rebox Development, LLC (“Rebox”) for $891,695 cash plus the assumption of its pro rata portion of the existing debt, plus acquisition fees and other expenses. Rebox was a previously existing entity, which owns a 68,037-square-foot retail facility in Wichita, Kansas leased to OfficeMax, Inc. and Circuit City, Inc.

On March 31, 1997, ACRT paid $1,315,000 plus acquisition fees and other expenses to purchase a 7,488-square-foot retail building at State Highway 120 and Barrett Parkway, Marietta, Georgia leased to Hollywood Video.

On September 24, 1997, ACRT paid $5,958,000 plus acquisition fees and other expenses to purchase a 66,925-square-foot retail building at State Highway 78 and Paxton Drive, Lilburne, Georgia leased to OfficeMax, Inc. and The Sports Authority, Inc. In 2003, The Sports Authority merged with GART Sports Company.

On June 9, 1998, ACRT acquired a 40% interest in Triangle Plaza II, LLC (Note 6).

On December 28, 2000, ACRT paid $7,800,000 plus acquisition fees and other expenses to purchase seven medical office buildings totaling 58,295 square feet in the Charlotte, North Carolina area leased to CaroMont Medical Group, Inc. On June 29, 2001, the Mount Holly, North Carolina property was sold; on September 10, 2001 the Cherryville, North Carolina property was sold; and on October 9, 2001 the McAdenville, North Carolina property was sold, leaving four buildings remaining with a total square footage of 45,430.

On December 24, 2002, ACRT acquired a 50% limited partnership interest in Fort Washington Fitness, LP (Note 7).

On March 7, 2003, ACRT acquired a 20% limited partnership interest in Levittown ARC, LP (Note 8).

On May 21, 2003 ACRT acquired a 40% undivided interest in a 154,768-square-foot retail property in Paramus, NJ (Note 10).

On December 31, 2003, ACRT paid $6,900,000 plus acquisition fees and other expenses to purchase a 41,041-square-foot retail building located on Route 309 in Montgomeryville, Pennsylvania leased to A.C. Moore and Thomasville Furniture. ACRT allocated $270,803 of the purchase price to intangibles, which are included in prepaid expenses and other assets on the accompanying consolidated balance sheets.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	ACQUISITION OF PROPERTIES (Continued)

The following unaudited pro forma operating information for the years ended December 31, 2003 and 2002 has been prepared as if all ACRT acquisitions (including unconsolidated subsidiaries) in 2003 and 2002 had been consummated as of January 1, 2002. The information does not purport to be indicative of what the operating results of ACRT would have been had the acquisitions been consummated on January 1, 2002. Unaudited pro forma amounts are as follows:

	December 31, 2003	December 31, 2002
Revenues	$7,380,498	$8,775,149
Net income	$1,775,281	$1,640,561
Net income per share — basic and diluted	$0.74	$0.76

6.	INVESTMENT IN TRIANGLE PLAZA II

On June 9, 1998, ACRT, through a wholly owned subsidiary, acquired a 40% interest in Triangle Plaza II, LLC (“Triangle”), for an initial equity investment of $4,473,900 at completion. Triangle owns a 139,294-square-foot retail complex in College Point (Queens), New York City which was completed in July 1999. The complex is leased to Toys R Us—Delaware Inc. (for use as a Toys R Us and Kids R Us facility) and National Amusements, Inc. In March of 2000, Triangle purchased the land under the property for approximately $10,200,000. The land was previously subject to a ground lease.

ACRT’s investment in Triangle Plaza II includes costs capitalized by ACRT in the amount of $901,829. This amount, which includes the acquisition fee of $572,520 paid to an affiliate of ACRT and capitalized interest totaling $308,830, is not reflected in the underlying equity of Triangle and is being amortized over the estimated useful life of the underlying asset, which is 39 years. Amortization expense in the amount of $23,124 has been recorded in each of 2003, 2002 and 2001 and charged against ACRT’s equity in income of unconsolidated subsidiaries and undivided interests, which appears on the accompanying consolidated statements of income. ACRT earns a 12% preferred return on its investment in Triangle in the form of distributions and, after a similar preferred return to the other member, receives 40% of distributable cash flow attributable to base rent and recoveries and 20% of all percentage rents. ACRT received distributions of $464,256 (2003), $474,075 (2002) and $477,489, (2001) from cash flow attributable to base rent and recoveries. ACRT also received $99,464 (2003) and $128,923 (2002) in percentage rent distributions. The percentage rent distribution received in 2002 also covers the period from 2000 thru 2001.

In September 2000, Triangle refinanced the property. The refinancing produced excess distributable capital proceeds of $1,433,409, of which $1,427,156 was distributed to ACRT in 2000, thereby reducing ACRT’s contributed capital to $3,046,744.

The following is the summary balance sheet information of Triangle Plaza II, LLC as of December 31, 2003 and 2002:

	2003	2002
Total Assets	$30,370,348	$30,893,485
Total Liabilities	26,287,340	26,719,160

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	INVESTMENT IN TRIANGLE PLAZA II (Continued)

The following is the summary income statement information of Triangle Plaza II, LLC for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Rental Revenue	$4,689,591	$4,494,931	$4,471,722
Interest and Other income	3,908	8,781	18,017
Operating Expenses	948,740	654,439	557,354
Interest Expense	1,934,115	1,953,997	1,972,439
Depreciation and Amortization	710,885	710,886	710,885
Net Income	1,099,759	1,184,390	1,249,061

7.	INVESTMENT IN FORT WASHINGTON

On December 24, 2002, ACRT through a wholly owned subsidiary, acquired a 50% limited partnership interest in Fort Washington Fitness, LP (“Fort Washington”) for $1,000,000 cash plus the assumption of its pro rata share of the debt and acquisition fees. ACRT does not have any additional funding obligations to Fort Washington. Fort Washington owns a property located in Fort Washington, Pennsylvania, which consists of a 41,000-square-foot LA Fitness Center (built by LA Fitness, the tenant). The property was completed in November 2003 and the LA Fitness lease has a rent commencement date of January 2, 2004. Due to the rent commencement date, no income was recorded in 2003.

ACRT’s investment in Fort Washington includes an acquisition fee of $105,000 paid to an affiliate of ACRT, which is not reflected in the underlying equity of Fort Washington. This amount is being amortized over the estimated useful life of the underlying asset.

ACRT will earn a 12% preferred return on its investment in Fort Washington from the date of investment in the form of distributions and, after a similar preferred return to the other partners, will receive 50% of the remaining distributable cash flow. As of December 31, 2003, no distributions have been made on this investment.

The following is the summary balance sheet information of Fort Washington as of December 31, 2003 and December 31, 2002:

	2003	2002
Total Assets	$5,860,980	$2,639,780
Total Liabilities	4,582,634	1,361,434

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	INVESTMENT IN LEVITTOWN

On March 7, 2003, ACRT acquired a 20% limited partnership interest in Levittown ARC, LP (“Levittown”) for $200,000 plus the assumption of its pro rata share of the debt and acquisition fees. ACRT does not have any additional funding obligations to Levittown. Levittown owns a property located in Levittown, Pennsylvania which is currently leased to Giant Food, Inc.

ACRT’s investment in Levittown includes an acquisition fee of $17,408 paid to an affiliate of ACRT, which is not reflected in the underlying equity of Levittown. This amount is being amortized over the estimated useful life of the underlying asset, which is 39 years.

ACRT will earn a 9% preferred return on its investment in Levittown in the form of distributions and, after a similar preferred return to the other limited partners, all distributions in excess of 9% are allocated 50% to the limited partners and 50% to Levittown ARC Residual Partners, of which ACRT owns 63%. ACRT has received $10,200 in distributions as of December 31, 2003.

The following is the summary balance sheet information of Levittown ARC, LP as of December 31, 2003:

Total Assets	$3,485,538
Total Liabilities	2,573,413

The following is the summary income statement information of Levittown ARC, LP for the period ended December 31, 2003:

Rental Revenue	$274,552
Operating Expenses	19,710
Interest Expense	159,836
Depreciation and Amortization	108,157
Net Loss	(13,151)

9.	INVESTMENT IN ROCHELLE PARK PROPERTY

On April 1, 2003, ACRT converted its 51% limited partnership interest in Rochelle Park Investors, LP into a 51% undivided interest in the property held by Rochelle ACRT 1, LLC and Rochelle ACRT 2, LLC, both wholly owned subsidiaries of ACRT. This conversion resulted in the deconsolidation of Rochelle Park Investors LP in the consolidated financial statements of ACRT. This transaction represents a non-cash transaction for the purposes of the consolidated statements of cash flows. ACRT’s undivided interest is reflected on the consolidated financial statements under the equity method of accounting.

On April 1, 2003, the property was refinanced. The refinancing produced excess distributable capital proceeds of approximately $2,200,000, which were distributed to ACRT. ACRT has also received $342,629 in distributions from operations during 2003.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	INVESTMENT IN ROCHELLE PARK PROPERTY (Continued)

The following is the combined summary balance sheet information of Rochelle ACRT 1 and 2’s 51% undivided interests as of December 31, 2003:

Total Assets	$5,350,644
Total Liabilities	5,824,183

The following is the combined summary income statement information of Rochelle ACRT 1 and 2’s 51% undivided interests for the period ended December 31, 2003:

Rental Revenue	$863,411
Operating Expenses	344,333
Interest Expense	192,847
Depreciation and Amortization	148,004
Net Income	178,227

10.	INVESTMENT IN PARAMUS PROPERTY

On May 21, 2003, ACRT acquired, through Paramus ACRT, LLC (a wholly owned subsidiary), a 40% undivided interest in a 154,768 square foot retail and warehouse property located in Paramus, New Jersey for $2,400,000 cash plus the assumption of its pro rata share of the debt and acquisition fees. The property is leased to Baby’s R Us, Levitz Furniture and Wade Odell Wade Padded Van Services. ACRT received $245,000 in distributions through December 31, 2003.

The following is the summary balance sheet information of the Paramus ACRT’s 40% undivided interest as of December 31, 2003:

Total Assets	$8,358,327
Total Liabilities	5,884,331

The following is the summary income statement information of the Paramus ACRT’s 40% undivided interest for the period ended December 31, 2003:

Rental Revenue	$583,559
Operating Expenses	89,508
Interest Expense	272,764
Depreciation and Amortization	107,547
Net Income	113,740

11.	INVESTMENT IN WILLOW GROVE

On October 3, 2003, ACRT, through Willow Grove ACRT, LLC (“Willow Grove ACRT”), a wholly owned subsidiary of ACRT, entered into an operating agreement with Willow Grove, LLC. Willow Grove ACRT has a 25% member interest in Willow Grove, LLC. Additionally, Willow Grove ACRT will fund up to a maximum of $550,000 in the form of a loan (the “Willow Grove Loan”), to Willow Grove, LLC at an interest rate of 12% per annum payable monthly. The Willow Grove Loan matures on April 1, 2006. The purpose of the Willow Grove Loan is to fund pre-construction costs in connection with the development of 12 acres of land located in Willow Grove, Pennsylvania. The Willow Grove Loan is secured by a second mortgage on 42 acres of land held by an affiliate of the managing member of Willow Grove, LLC. Willow Grove ACRT is not required to make any capital contributions beyond the maximum amount of the Willow Grove Loan.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	INVESTMENT IN WILLOW GROVE (Continued)

At any time prior to the commencement of construction but in no event later than 30 months from the date of execution of the operating agreement, the managing member will have the option to purchase Willow Grove ACRT’s ownership interest for an amount equal to (a) the greater of $250,000 or the highest outstanding loan balance not to exceed $550,000 plus (b) payment of any outstanding loans, plus accrued interest, made by Willow Grove ACRT. Additionally, Willow Grove ACRT has the option to sell its 25% ownership interest to the managing member at the earlier of 30 months from the date of the execution of the operating agreement or the completion of the project and receipt of a certificate of occupancy for an amount equal to (a) the greater of $250,000 or the highest outstanding loan balance not to exceed $550,000 and (b) repayment of any loan, plus accrued interest, made by Willow Grove ACRT.

As of December 31, 2003, Willow Grove ACRT has made loans totaling $150,000 under this agreement. This amount is included in notes receivable on the accompanying consolidated balance sheets. All interest payments are current and Willow Grove ACRT has received $2,221 in interest payments through December 31, 2003.

12.	INTEGRAL NOTE RECEIVABLE

On December 31, 2003, Montgomeryville 309 Associates, LP (“Montgomeryville 309”), a wholly owned subsidiary of ACRT, in connection with its purchase of the property located in Montgomeryville, Pennsylvania (see Note 5) entered into a note agreement with Integral Development Associates (“Integral”), the seller of the property. Under the terms of the note agreement, Montgomeryville 309 loaned Integral $645,000 at an interest rate of 12% per annum, which is secured by certain other property owned by Integral. The loan matures on January 1, 2006 and interest is payable monthly starting July 1, 2004 (which shall include all accrued but unpaid interest through June 30, 2004). The note receivable at December 31, 2003 was $645,000 and is included in notes receivable on the accompanying consolidated balance sheets.

13.	CLASS B COMMON STOCK

On October 25, 2000, ACRT entered into a placement agreement with Working Capital Invest, N.V. (the “Placement Agreement”) whereby ACRT would offer an affiliate of Working Capital Invest, N.V. the right to purchase ACRT’s Class B common stock. On March 16, 2001, ACRT modified the Placement Agreement such that ACRT shall offer, pursuant to an offshore, private placement offering, the right to purchase up to 941,176 Class B shares of common stock at a price of $10.625 per share ($10,000,000) to WCI Working Capital Investitions und Beteiligungs, KG, an affiliate of Working Capital Invest, N.V. This offering, by its terms, was due to expire on December 31, 2002, but was extended on a month to month basis. As of December 31, 2003, 156,382 shares have been sold at a price of $10.625 and 10,015 shares have been sold at a price of $12.00 per share under the Placement Agreement.

In connection with the offering, ACRT received a $100,000 good faith deposit from Working Capital Invest, N.V. in 2000, which was reduced to $76,265 in March 2001. This amount was further reduced to $63,557 in May and December 2002. On April 25, 2003, this deposit was used to purchase 5,982 Class B shares by Working Capital Invest, N.V.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY TRANSACTIONS

ACRT is managed by its advisor, ARC Capital Advisors L.P (“Advisor”), which performs services for ACRT pursuant to the terms of an advisory agreement (the “Advisory Agreement”). Such services include serving as ACRT’s investment and financial advisor and providing consultation, analysis and supervision of ACRT’s activities in acquiring, financing, managing and disposing of properties. The Advisor also performs and supervises the various administrative duties of ACRT such as maintaining the books and records. The Chairman and President of ACRT is an affiliate of the Advisor.

Costs, expenses and other transactions incurred during 2003, 2002 and 2001 were as follows:

Acquisition Fee – On March 7, 2003, May 21, 2003 and December 31, 2003, ACRT incurred acquisition fees which are payable to the Advisor in the amounts of $17,408, $249,571 and $209,675 in connection with the investment in Levittown, Paramus, and Montgomeryville, respectively. On December 24, 2002, ACRT incurred acquisition fees in the amount of $105,000 in connection with the investment in Fort Washington. There were no acquisition fees earned by the Advisor in 2001. Acquisition fees are equal to 3% of the purchase price of the property. Unpaid acquisition fees included in due to related parties on the consolidated balance sheets were $209,675 and $105,000 at December 31, 2003 and 2002, respectively.

Financing Fee – On September 13, 2003, ACRT incurred a $27,500 financing fee in connection with the renewal of the line of credit. On December 31, 2002, ACRT incurred a $22,073 financing fee in connection with the Sacramento, California refinancing. There were no financing fees earned by the Advisor in 2001. The financing fee is generally equal to .5% of the principal amount financed. Unpaid financing fees included in due to related parties on the consolidated balance sheets were $0 and $22,073 at December 31, 2003 and 2002, respectively.

Asset Management Fees - Asset management fees of $607,146, $519,225 and $482,071 for the years ended December 31, 2003, 2002 and 2001, respectively, were incurred and were payable to the Advisor. The annual asset management fee is equal to 1% of the first $36,049,000 of ACRT’s average invested assets (the base amount, as defined in the Advisory Agreement). One half of this fee, the subordinated asset management fee, is withheld by ACRT until the shareholders have been paid the Preferred Return (as defined in the Advisory Agreement). For assets in excess of the first $36,049,000 the asset management fee is equal to .5% of ACRT’s average invested assets.

Pursuant to the Advisory Agreement, beginning in 1999, average invested assets were subject to periodic valuation performed by a third party (as defined in the Advisory Agreement). For the year ended December 31, 2003, asset management fees earned on the average invested assets above the base amount were calculated based upon a new estimate of value of approximately $90,000,000, which resulted in an increase in asset management fees of approximately $43,000 for 2003.

Unpaid asset management fees included in due to related parties on the accompanying consolidated balance sheets were $88,531 and $ 45,061 at December 31, 2003 and 2002, respectively.

Disposition Fee – There were no disposition fees incurred for the years ended December 31, 2003, 2002 and 2001. The disposition fee is generally equal to 3% of the contract sales price.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY TRANSACTIONS (Continued)

Stock Ownership - As of December 31, 2003 and 2002, principals of the Advisor owned 44,760 and 42,760 Class A shares, respectively, which represents approximately 1.4% and 2.0%, respectively, of the outstanding Class A shares of ACRT. The total amounts purchased, net of commissions, were $414,030 and $395,530, respectively.

Miscellaneous- ACRT agreed to reimburse the advisor $1,250 per month for various legal functions connected with stock transfers and filings of ACRT. These reimbursements totaled $15,000 for each of the years ended December 31, 2003, 2002 and 2001, and are included in professional expenses on the accompanying consolidated statements of income.

15.	LEASES

ACRT is entitled to certain rentals relating to the properties discussed in Note 5. In addition to the base rent, the tenants are generally required to pay all operating costs related to the properties. Future minimum annual base rentals due under the non-cancelable operating leases in effect as of December 31, 2003, are as follows:

2004	$5,275,469
2005	5,580,721
2006	5,668,501
2007	5,714,112
2008	5,584,541
Thereafter	28,544,349

$56,367,693

ACRT seeks to reduce its operating and leasing risks through diversification achieved by geographic distribution of its properties, tenant industry diversification, avoiding dependency on a single property and the creditworthiness of its tenants. For the years ended December 31, 2003, 2002 and 2001 the following tenants accounted for greater than 10% of rental revenues:

	2003	2002	2001
Sports Authority	14.5%	—	—
Bed, Bath and Beyond	12.9%	—	—
CaroMont Medical	11.1%	—	10.3%
Bergen County Board of Social Services	—	29.4%	28.9%

Bergen County Board of Social Services is a tenant in the Rochelle Park, NJ property, which, beginning in 2003, is accounted for under the equity method of accounting, and, accordingly, the related rent is no longer included in ACRT’s consolidated rental revenues (Note 9).

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	MORTGAGES PAYABLE

ACRT entered into or assumed fixed rate mortgages totaling $19,165,806 and $26,694,936 at December 31, 2003 and 2002, respectively. These mortgages are secured by the respective properties with a total net book value of $22,298,000 at December 31, 2003.

The fixed rate mortgages have interest rates ranging from 6.86% to 8.65% and have maturities at various dates through July 1, 2017.

On February 22, 2002, ACRT repaid the mortgage on the Memphis, Tennessee property leased to Walgreen Co. and H&R Block. The mortgage carried an interest rate of 9.5% and was due to mature in June 2013. ACRT incurred a prepayment fee of $53,701 which is included in other expenses on the accompanying consolidated statements of income.

ACRT entered into variable rate mortgages totaling $8,613,071 and $8,822,833 at December 31, 2003 and 2002, respectively . The mortgages carry variable interest rates between 206 and 225 basis points over LIBOR (1.1875 % at December 31, 2003). The variable rate mortgages are secured by two properties with a combined net book value of $9,831,000 at December 31, 2003.

At December 31, 2003, the payment of principal under the fixed and variable rate mortgages for the next five years and thereafter is as follows:

	Scheduled Amortization	Balloon Payments	Total
2004	$655,440	$—	$655,440
2005	748,549	—	748,549
2006	655,591	8,227,953	8,883,544
2007	669,310	3,820,638	4,489,948
2008	575,348	—	575,348
Thereafter	2,040,171	10,385,877	12,426,048

	$5,344,409	$22,434,468	$27,778,877

17.	INTEREST RATE CAP

On January 15, 2003, in connection with ACRT’s variable rate mortgage totaling $4,414,500 (Note 16), ACRT entered into an interest rate cap agreement with a third party. The cap is coterminous with the mortgage loan and its notional amount equals the outstanding principal balance on the mortgage loan. The cap agreement was entered into as part of ACRT’s management of interest rate exposure and effectively limits the amount of interest rate risk that may be taken on its variable rate mortgage. In accordance with SFAS No. 133, the interest rate cap is reflected at its fair value. As of December 31, 2003, the carrying amount of the interest rate cap, included in prepaid expenses and other assets, was reported as an asset of $52,513, based on information supplied by the counter party to the cap contract, and the change in the fair value of the interest rate cap of $47,287 has been recorded as a loss, and included in other expenses on the accompanying consolidated statements of income for the year ended December 31, 2003.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	LINES OF CREDIT AND NOTE PAYABLE

In September 1997, ACRT established a secured revolving credit facility, which provided for an initial maximum borrowing of up to $5,500,000 and decreased by $200,000 per annum. Under the terms of this credit facility agreement, interest had been payable at LIBOR plus 1.5%. ACRT was also required to pay a commitment fee equal to .5% per annum on the unused portion of the commitment. This facility, which originally matured on September 30, 2002, had been extended until March 31, 2003.

On February 22, 2002, the borrowing capacity on this line was increased to the maximum of $4,700,000 allowable under the terms of the line as a result of the inclusion of the Memphis, Tennessee property leased to Walgreen Co. and H&R Block.

In February 1998, ACRT established a second secured revolving credit facility, which provided for an initial borrowing of up to $1,000,000 and decreased by $40,000 per annum. This credit facility matured on January 31, 2003 and was extended until March 31, 2003. This facility contained no restrictive covenants. Under the terms of the aforementioned credit facility agreements, interest was payable at LIBOR plus 1.5%. ACRT was also required to pay a commitment fee equal to .5% per annum on the unused portion of the commitment.

On April 1, 2003, ACRT renewed and converted the above mentioned credit facility agreements into a single credit facility. The new credit facility agreement is for a total of $5,500,000 and replaces the previous credit facility agreements, which had total amounts available of $6,500,000. Interest is payable at LIBOR plus 2% on the new credit facility and ACRT is also required to pay a commitment fee equal to .5% per annum on the unused portion of the commitment. The new facility is for a period of three years and amounts available are reduced by $125,000 per quarter from its inception. The total amount available under this new facility, after quarterly amortization, is $5,125,000 and $1,750,000 has been drawn leaving a balance available for use of $3,375,000 at December 31, 2003.

On December 23, 2002, ACRT executed a $500,000 note payable with Working Capital Investitions und Beteiligungs KG. This note had a fixed interest rate of 5.25% and was due and payable within ninety days of its issuance. This note was converted to 47,058.823 Class B shares on January 3, 2003.

19.	STOCK OPTION PLANS

ACRT established, with the approval of the Shareholders, the 1997 Stock Option Plan (the “Plan”) for the purposes of encouraging and enabling ACRT’s officers, employees, directors and advisors to acquire a proprietary interest in ACRT. The Plan provides for administration by the Compensation Committee (the “Committee”) of the Board of Directors. A maximum of seven hundred and fifty thousand Class A common shares have been reserved under the Plan. The Plan authorized (i) the grant of stock options that qualify as Incentive stock options (“ISO”) under section 422 of the Code (ii) the grant of stock options that do not so qualify and (iii) grants of shares upon the attainment of performance goals or subject to restrictions.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	STOCK OPTION PLANS (Continued)

Options granted under the Plan may be subject to various restrictions on exercise including vesting provisions and a requirement that the Class A common shares be listed on a national exchange or quoted on NASDAQ and/or the requirement that the options when exercised will not constitute an amount greater than a specified percentage of ACRT’s issued and outstanding stock. On January 21, 1998, ACRT, pursuant to the Plan previously approved by the shareholders, granted 25,000 nonqualified stock options to purchase Class A common stock to the five non-employee directors and 650,000 nonqualified stock options to purchase Class A common stock to the advisor at an exercise price of $8.50. In January 2000 and October 2003, ACRT granted each of its three additional non-employee directors an option under the Option Plan to purchase 5,000 shares of Class A common stock at an exercise price of $8.50. Each of these will vest as to 25% of such option for each full year that the non-employee Director has previously served and continues to serve as a Director of ACRT. In 1998 and 2003, three non-employee directors holding a total of 15,000 stock options retired with their stock options unexercised. These stock options were retired and are available to be re-granted. The options are not exercisable unless and until both of the following requirements are met: (a) either (i) the Class A common stock is listed for trading on any national securities exchange or quoted on any tier of the NASDAQ Stock Market or (ii) the occurrence of a Change of Control of ACRT, as defined in the Plan, the sale of all or substantially all of ACRT’s assets or adoption of a plan of liquidation by ACRT and (b) immediately prior to such exercise the number of shares of Class A common stock issued and outstanding, as a result of the exercise of the options granted under the plan, shall not exceed fifteen percent of the issued and outstanding shares of Class A common stock. At December 31, 2003, no stock options under the Plan have been exercised, all but 3,750 of the stock options granted have been vested and 75,000 are available for grant.

Other Awards under the Option Plan. In addition to the incentive and non-qualified stock options available for grant under the Option Plan, the compensation committee may also award:

•	stock appreciation rights;

•	restricted stock awards;

•	phantom stock unit awards; and

•	performance share units.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	STOCK OPTION PLANS (Continued)

Share option activity during the years indicated is as follows:

	Number of Shares		Weighted-Average Exercise Price Per Share
Balance, December 31, 2000	675,000		$8.50
Granted	—		—
Exercised	—		—
Forfeited	—		—
Expired	—		—

Balance, December 31, 2001	675,000		8.50
Granted	—		—
Exercised	—		—
Forfeited	—		—
Expired	—		—

Balance, December 31, 2002	675,000		8.50
Granted	5,000		8.50
Exercised	—		—
Forfeited	<5,000	>	8.50
Expired	—		—

Balance, December 31, 2003	675,000		$8.50

The following are additional disclosures for common stock options outstanding at December 31, 2003:

Options Outstanding			Exercisable Options
Number	Exercise Price	Remaining Life (Years)	Number	Exercise Price
660,000	$8.50	4.0	660,000	$8.50
10,000	8.50	6.0	10,000	8.50
5,000	8.50	9.8	1,250	8.50

675,000	$8.50		671,250	$8.50

There are 75,000 options available for grant at December 31, 2003.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	DIVIDENDS TO SHAREHOLDERS

ACRT paid cash dividends of $1,839,617, $1,732,478 and $1,737,878 in 2003, 2002 and 2001, respectively. Included in the dividends paid in 2002, representing .53% of the total dividends paid, was a capital gains dividend which represented the taxable gain on the sale of a portion of the land in the Overland Park, Kansas property.

	2003	2002	2001
Total dividends per share	$0.84	$0.80	$0.80
Ordinary income	87.93%	72.33%	60.02%
20% rate gain	—	0.53%	—
25% rate gain	—	—	—
Percent non-taxable as return of capital	12.07%	27.14%	39.98%

	100.00%	100.00%	100.00%

21.	CREDIT EVENTS

On July 11, 2001, Sears Homelife, the tenant of the San Antonio, Texas property, ceased operations nationwide and filed for Chapter 11 bankruptcy protection. The lease on the San Antonio property was assigned to Sears Homelife in 1998, with the provision that Sears, Roebuck and Co. (in whose name the original lease was executed) would still be responsible for all obligations under the lease in the event of default by Sears Homelife. The lease expires in 2010. ACRT has taken the necessary steps to collect the rent under the guarantee and enforce this provision under the lease assignment. As of December 31, 2003, all rents due were paid. In November 2003, Sears, Roebuck and Co. subleased this property to BEL Furniture Co. for the remainder of the original lease term.

In 2003, Kids R Us announced it would cease operations. ACRT, through a lease with Toys R Us, leases approximately 18,961 square feet to Kids R Us at its New York City property. Kids R Us has recently announced that it will close this Kids R Us location on May 1, 2004. It is currently in negotiations to sublease this location to a national pet supply company. All rents and reimbursements are current under this lease.

22.	OTHER INCOME

On May 14, 2003, ACRT received an insurance settlement for $38,770 related to the San Antonio, Texas property. This amount is included in miscellaneous income on the accompanying consolidated statements of income.

During 2003, ACRT received $13,400 in connection with a right-of-way proceeding involving high tension wires crossing the property located in Marietta, Georgia. This amount is included in miscellaneous income on the accompanying consolidated statements of income.

ARC CORPORATE REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	UNAUDITED QUARTERLY FINANCIAL DATA

	2003
	3/31/03	6/30/03	9/30/03	12/31/03
	(dollars in thousands, except per share data)
Revenues	$1,956	$1,603	$1,700	$2,033
Net income	384	519	299	485
Net income allocable to common shareholders	384	519	299	485
Net income allocable to common shareholders per share:
Basic	$0.18	$0.24	$0.13	$0.17

Diluted	$0.18	$0.24	$0.13	$0.17

	2002
	3/31/02	6/30/02	9/30/02	12/31/02
	(dollars in thousands, except per share data)
Revenues	$1,987	$1,955	$2,114	$2,521
Net income	375	401	393	273
Net income allocable to common shareholders	375	401	393	273
Net income allocable to common shareholders per share:
Basic	$0.17	$0.19	$0.18	$0.13

Diluted	$0.17	$0.19	$0.18	$0.13

The sum of the quarterly income per common share amounts may not equal the full year amounts primarily because the computations of the weighted average number of common shares outstanding for each quarter and the full year are made independently.

24.	SUBSEQUENT EVENTS

On January 31, 2004, ACRT issued a quarterly cash dividend of $684,754 to shareholders of record as of December 31, 2003.

On March 4, 2004, ACRT paid $6.97 million plus acquisition fees and other expenses to purchase a 22,743 square foot retail condominium located in a building on Walnut Street and Rittenhouse Square in Philadelphia, Pennsylvania leased to Barnes and Noble Inc.

On March 31, 2004, ACRT paid $691,000 plus acquisition fees and other expenses to purchase an 11.2% limited partnership interest in a limited partnership that owns a 70,000 square foot building located on 425 Chestnut Ridge Road in Woodcliffe Lake, New Jersey leased to Great Atlantic and Pacific Tea Company (a supermarket retailer).

On March 25, 2004, ACRT entered into an agreement to sell its property in Memphis, Tennessee leased to Federal Express Corporation for approximately $2.3 million. The sale is scheduled to close in the second quarter 2004.

ARC CORPORATE REALTY TRUST, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION

SCHEDULE III (000’S OMITTED)

DECEMBER 31, 2003

Gross Amount at which carried at end of year (A)

Description	Location	Encumbrances		Land	Buildings and Improvements	Total	Accumulated Depreciation		Date Acquired	Date Constructed	Useful Life Used to Compute Depreciation
Office	Norcross, GA	$442	(1)	$739	$1,157	$1,896	$223		1996	1996	39
Retail	Montgomeryville, PA	—		1,396	5,583	6,979	—	(2)	2003	2003	39
Retail	Overland Park, KS	6,889		2,762	5,200	7,962	956		1995	1989	39
Office – (4 Buildings)	Charlotte, NC	4,308		1,224	5,098	6,322	383		1996	1985	39
Retail	Wichita, KS	4,376		1,279	4,542	5,821	800		2000	1979/2000	39
Office	Memphis, TN	643	(1)	413	2,342	2,755	556		1994	1994	39
Retail	Sacramento, CA	4,305		1,085	3,632	4,717	825		1994	1985	39
Retail	Marietta, GA	319	(1)	506	861	1,367	145		1997	1996	39
Retail	San Antonio, TX	1,713		906	2,017	2,923	406		1995	1995	39
Retail	Lilburn, GA	4,269		1,944	4,267	6,211	671		1997	1996	39
Industrial	Plymouth, IN	1,919		304	3,079	3,383	622		1995	1994	39
Retail	Memphis, TN	346	(1)	267	1,217	1,484	288		1994	1993	39

		$29,529		$12,825	$38,995	$51,820	$5,875

(A)	The initial costs include the purchase price paid by ACRT and acquisition fees and expenses. The total cost basis of ACRT’s properties at December 31, 2003 for Federal income tax purposes was approximately $51.8 million.

(1)	These properties are collateral for ACRT’s line-of-credit and have been allocated herein by management based upon management’s estimate of relative values.

(2)	Acquired on December 31, 2003.

	December 31,
	2003	2002	2001
Reconciliation of Real Estate Owned:
Balance at the beginning of year	$56,933	$56,867	$58,602
Additions during the year	6,978	78	14
Properties sold during the year	—	(12)	(1,749)
Deconsolidation due to change in form of legal ownership of property during the year	(12,091)	—	—

Balance at end of the year	$51,820	$56,933	$56,867

Balance at the beginning of year	$7,446	$6,300	$5,152
Depreciation expense	914	1,146	1,172
Accumulated depreciation of property sold during the year	—	—	(24)
Accumulated depreciation of deconsolidated property during the year	(2,485)	—	—

Balance at end of the year	$5,875	$7,446	$6,300

ITEM 14.	DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	The financial statements filed as a part of this Form 10 are listed in Item 13, “Financial Statements.”

(b)	Exhibits

3.1	Articles of Amendment and Restatement of the Articles of Incorporation of ARC Corporate Realty Trust, Inc. dated June 29, 1998.

3.2	Bylaws of ARC Corporate Realty Trust, Inc.

3.3	Amendment No. 1 to Amended and Restated Articles of Incorporation of ARC Corporate Realty Trust, Inc. dated October 23, 2003

4.1	Stock Specimen Certificate

10.1	Restated Advisory Agreement between ARC Corporate Realty Trust, Inc. and ARC Capital Advisors, L.P. dated as of July 1, 1998

10.2	Revolving Credit Agreement between Growth & Income (SAM) I, Inc. and National Bank of Egypt dated as of April 1, 2003

10.3*	1997 Stock Option Plan

21	Subsidiaries of ACRT

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 29th day of April, 2004.

ARC CORPORATE REALTY TRUST, INC.

By:	/s/ Robert J. Ambrosi

Name: Robert J. Ambrosi
Title: Chairman and President